Superior Plus

Heather McMaster
Corporate / Legal Administrator
Direct Telephone: (403) 218-2968
Direct Facsimile: (403) 218-2973
E-mail: hmcmaster@superiorplus.com

February 23, 2009

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

SUPPL

Dear Sir or Madam:

Re: Superior Plus (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find the press releases "Superior Plus Announces Strong 2008 Annual Financial Results and Solid Fourth Quarter Performance".

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Corp.

Heather McMaster
Corporate / Legal Administrator

[redacted]

09045693

/enc.

Superior Plus

TSX: SPB
A DIVERSIFIED BUSINESS CORPORATION
focused on dividend stability with value growth

February 18, 2009

Superior Plus Announces Strong 2008 Annual Financial Results and Solid Fourth Quarter Performance

HIGHLIGHTS

- On December 31, 2008, Superior successfully converted from an income trust to a corporation.
- Revenues for the fourth quarter and full-year 2008 were $658.5 million and $2.49 billion, respectively, compared to the prior year periods of $670.5 million and $2.35 billion, respectively.
- Gross profit increased by $7.3 million to $669.1 million in 2008 from $661.8 million in 2007.
- Fourth quarter and full-year 2008 EBITDA from operations increased by 6% and 7% to $84.2 million and $257.2 million, respectively, from the prior year periods of $79.1 million and $240.0 million, respectively.
- Adjusted operating cash flow per share for the year-ended December 31, 2008 was $2.18, an increase of 5% over the prior year.
- Propane Distribution had a solid fourth quarter with EBITDA from operations consistent with the prior year quarter. The full-year 2008 EBITDA from operations was 3% lower than the prior year due to lower propane volumes as a result of high commodity prices in the first half of the year, which led to customer conservation.
- Specialty Chemicals had very strong performance, with increases in EBITDA from operations of 23% and 27% for the fourth quarter and full-year 2008, compared to the prior year periods. The increase in EBITDA was driven from higher chemical prices for sodium chlorate and chloralkali products more than offsetting lower volumes.
- Construction Products Distribution EBITDA from operations increased by 29% for the quarter compared to the prior year quarter. The full-year 2008 EBITDA from operations was 2% higher than the prior year. The Ontario acquisition completed in May 2008 helped to mitigate the downturn in a very difficult US housing market and slowing western Canada construction market.
- Fixed-Price Energy Services had a very weak quarter with a loss of $1.5 million in EBITDA from operations, a decrease of $4.3 million compared to the prior year quarter. Gross profit was impacted by two significant items including a $2.4 million adjustment for utility transportation charges and a $2.0 million foreign currency translation loss due to a significant appreciation of the US dollar relative to the Canadian dollar in the fourth quarter.
- Senior Debt (includes receivable securitization program) increased to $577.7 million as at December 31, 2008, an increase of $137.2 million over the prior year. The increase in senior debt is due to approximately $51 million in corporate conversion costs, $60 million relating to the foreign currency translation of US debt, and $50 million of costs relating to the Port Edwards project partially offset by surplus cash flow. The senior debt to EBITDA ratio was 2.2 times excluding $50 million of debt related to the Port Edwards project as at December 31, 2008.
- As at December 31, 2008, Superior had approximately $293 million of unutilized financial capacity with no significant debt maturities until June 2010.
- On October 30, 2008, DBRS confirmed Superior's senior secured notes rating at BBB (low) with a stable outlook.
- On November 14, 2008, Standard and Poor's confirmed Superior's credit ratings of BB+ unsecured and BBB- secured and upgraded its outlook to stable.

FINANCIAL SUMMARY

(millions of dollars except per share amounts)	Three months ended December 31 2008	2007	Years ended December 31 2008	2007
Revenue	**658.5**	670.5	**2487.3**	2,350.5
Gross profit	**193.1**	185.8	**669.1**	661.8
EBITDA from operations[1]	**84.2**	79.1	**257.2**	240.0
Interest	**(9.6)**	(10.7)	**(36.5)**	(44.7)
Cash taxes	**(3.6)**	(1.9)	**(13.8)**	(5.3)
Corporate costs	**(6.0)**	(1.6)	**(14.6)**	(10.5)
Adjusted operating cash flow[1]	**65.0**	64.9	**192.3**	179.5
Adjusted operating cash flow per share, basic [1][2] and diluted [1][3]	**$0.74**	$0.74	**$2.18**	$2.08
Distributions paid per share	**$0.405**	$0.39	**$1.61**	$1.56

SEGMENTED INFORMATION

(millions of dollars)	Three months ended December 31 2008[1]	2007[1]	Years ended December 31 2008[1]	2007[1]
EBITDA from operations:				
Propane Distribution	**39.3**	39.1	**96.8**	99.4
Specialty Chemicals	**32.9**	26.7	**116.5**	91.8
Construction Products Distribution	**13.5**	10.5	**37.4**	36.7
Fixed-Price Energy Services	**(1.5)**	2.8	**6.5**	12.1
	84.2	79.1	**257.2**	240.0

(1) EBITDA from operations and adjusted operating cash flow are key performance measures used by management and investors to evaluate the performance of Superior. These measures are defined under Non-GAAP Financial Measures in Superior's Financial Discussion of 2008 Fourth Quarter and 2008 Year-End Results.

(2) The weighted average number of shares outstanding for the three months ended December 31, 2008 is 88.4 million (2007 – 87.3 million) and for the 12 months ended December 31, 2008 is 88.3 million (2007 – 86.5 million).

(3) For each of the three and 12 months ended December 31, 2008 and 2007, there were no dilutive instruments.

Message to Shareholders

For Superior Plus, 2008 was an excellent year with strong consolidated financial results from operations despite the very difficult economic and financial conditions experienced in the latter part of the year. Superior's market and geographic diversification strategy continued to be effective mitigating the impact of the current economic recession due to the stable, high-quality businesses: Propane Distribution, Specialty Chemicals, Construction Products Distribution, and Fixed-Price Energy Services. Our focus on continually improving the businesses has helped to position Superior to mitigate the impact of the economic downturn and provide a stable foundation for future growth. All of Superior's businesses have an inventory of productivity improvement projects enabling Superior to reduce its cost structure or increase its sales volume. These projects continue to contribute to Superior's long-term objectives of generating stable operating cash flow and pursuing value-added growth resulting in increased support for our dividend. Superior continues to focus on acquiring assets that have a growth profile and are complementary to its existing businesses, and which have a leading market position, low-cost structure, stable cash flows and attractive consolidation opportunities.

Effective December 31, 2008, Superior completed a plan of arrangement which resulted in Superior converting from an income trust to a corporation. This transaction was important to our shareholders as it provided certainty on the timing of our conversion to a corporation as well as on the expected level of dividends to be paid to investors as a corporation.

The planned termination of the public income trust market legislated by the federal government created uncertainty for the trust's investors and distracted from our primary focus of building our businesses and creating long-term shareholder value. This transaction provided a smooth transition to a corporation as well as a significant income tax basis to help manage our Canadian income tax expense.

Over the past year, Superior continued to increase efficiencies in its businesses, maintained its strong balance sheet, and proactively managed risk factors. In the current challenging credit market, Superior continues to have strong financial capacity with no significant refinancing requirements until June, 2010. In addition, Superior continues to benefit from the experience of the Board of Directors through sound corporate governance practices that help to improve our businesses and manage business risk during these uncertain times.

Corporate Overview

In order to reflect its new corporate structure, Superior's disclosure and discussion of its businesses will be different than it was as a trust. Adjusted operating cash flow and EBITDA from operations are the important performance measures that will be used by management to evaluate the performance of Superior. Adjusted operating cash flow represents cash flow generated from operations which is primarily available for investing and financing activities of Superior. Our disciplined approach of carefully managing our cash flow to maximize our return to shareholders will remain the same as our previous practice as a trust. The discussion of our business will focus on cash flow generated from operations along with the utilization of this cash flow to improve and grow our business as well as paying dividends to our shareholders.

Adjusted operating cash flow increased by 7% to $192.3 million or $2.18 per share in 2008 from $179.5 million or $2.08 per share in 2007. The strong consolidated operating results were led by solid performance in our businesses with a $17.2 million or 7% increase in EBITDA from operations to $257.2 million in 2008 from $240.0 million in 2007.

Business Initiatives

Propane Distribution

Our Propane Distribution business's EBITDA from operations marginally decreased by $2.6 million to $96.8 million in 2008 from $99.4 million in 2007. Last year, there was tremendous volatility in the retail price of propane with significant customer conservation occurring in the first half of the year due to rapidly escalating propane prices followed by a significant reduction in propane prices as a result of a reduction in economic activity in the latter half of the year. The decrease in EBITDA was partially offset by successful marketing initiatives and an increased focus on margin management.

In addition, the reorganization of the propane distribution business has showed signs of improving customer retention and growth. In 2008, we eliminated approximately 100 administrative staff positions as we streamlined functions and moved to six Regional Operations Centers and two Sales and Administrative Centers. This new organizational structure allows for improved customer relationships to be managed through direct customer contact at the local level or through one of the Regional Operations or Sales and Administration Centers while receiving the benefits of a standardized technology platform and processes.

During 2008, Superior completed the installation of computers on all bulk and cylinder trucks and planning is underway to install computers on the petro fuels and service fleet, which will complete the installation of computers on all of its fleet. This on-board technology improves our ability to reduce out-of-gas occurrences and is expected to improve distribution efficiencies for routing and scheduling logistics. A new GPS routing and scheduling tool was installed and began testing in Atlantic Canada in late 2008 with full implementation expected nationwide in 2009.

In 2007 and 2008, our fleet renewal program included 245 new delivery and service trucks which replaced aging vehicles in the Superior Propane fleet. This initiative has reduced maintenance costs by more than $1 million in 2008 from 2007. It has reduced unplanned breakdowns and lowered the average age of our fleet by 1.4 years over the past two years.

Superior Propane remains committed to its high safety standards in light of the Sunrise Propane tragedy that occurred last year in Toronto. At Superior, we strive to set the gold standard for safety practices in the propane industry. We continue to invest in our Guardian program, which is a unique health, safety and environment management system. In addition, we have in place a rigorous site inspection and safety meeting process, in which every one of our physical locations is visually inspected each and every month. Our work locations have safety committees which meet and develop action plans every month. These two items are ingrained as key performance standards across the organization.

Specialty Chemicals

Our Specialty Chemicals business's EBITDA from operations increased by $24.7 million to $116.5 million in 2008 from $91.8 million in 2007. The increase in EBITDA was a result of strong prices for our sodium chlorate and chloralkali products. World demand for sodium chlorate was strong in all regions during most of 2008 but started to weaken in the last quarter of 2008 in tandem with the economic slowdown and announced temporary pulp mill curtailments and permanent pulp mill shutdowns. Market demand for our chloralkali products increased throughout 2008. An extremely strong caustic market drove pricing to higher levels which more than offset continued weakness in the chlorine market as a result of the reduced economic activity in North America.

Increased demand for potassium products continued to be strong throughout the year although our production was curtailed during the last quarter due to a shortage of potash supply. One of our key suppliers, Potash Corporation, was on strike for most of the fourth quarter. During this period, we switched our production to chlorine/caustic and converted back to potassium products upon resolution of the potash strike.

Due to the investment in productivity improvement projects at our production facilities, we believe our specialty chemicals business is well-positioned as a low-cost producer with market and geographical diversification in Canada, the U.S. and international markets, to withstand cyclical downturns. In Vancouver, BC and in Chile, we are investigating various uses for hydrogen, which is produced as a by-product of our operations. These projects reduce costs and will have the added benefit of reducing greenhouse gas emissions.

In August 2007, ERCO announced the modernization and expansion of its Port Edwards, Wisconsin plant. This project will allow ERCO to further enhance Superior's diversification strategy producing stable earnings in the regional market it serves. This project is expected to cost US$130 million resulting in improved operating efficiencies of approximately 25% and increased production capacity of 30%. This plant was originally scheduled to shut down in approximately 5 years prior to the Port Edward's conversion announcement in 2007. The economic model for this project results in a minimum after-tax return of 15% and is expected to extend plant life by over 25 years. The permitting process and engineering are substantially complete with over 60% of the costs locked in and over 90% of equipment purchased. The project utilizes proven world-class technology and is projected to be completed in the latter half of 2009.

Construction Products Distribution

Our Construction Products Distribution business's EBITDA from operations increased by $0.7 million to $37.4 million in 2008 from $36.7 in 2007. The continued strength in the Western Canada market along with the acquisition of the Fackoury business in the Ontario market in May 2008 more than offset weakness in U.S. residential markets.

Historically, construction has been a cyclical business, with changes in new non-residential construction, including commercial construction, lagging residential activity. However, 2008 turned out to be a year with weakness in both the residential and non-residential sectors in the United States and a decline in residential activity in Canada.

Winroc continued to focus on growing its business through operational improvements in existing locations. We have recently developed a system for tracking key operating metrics called Logix. This system tracks the work-to-time relationships required to stock certain types of jobs, based on type of structure, products, labour and equipment. This new system provides for greater operational efficiencies which should result in an improved cost structure. In addition, we continue to investigate opportunities to expand into complementary product areas within the construction products distribution space.

Winroc focuses on building customer and supplier relationships by providing value-added services, with an operating approach that has been successfully expanded to new geographical markets. Diversification by geographic location has provided a foundation for market stability so far over this economic cycle, and in 2008, diversification proved to support financial performance during a market downturn.

Fixed-Price Energy Services

Our Fixed-Price Energy Services business's EBITDA decreased by $5.6 million to $6.5 million in 2008 from $12.1 million in 2007. Gross profit was primarily impacted by two significant items which included a $2.4 million adjustment for utility transportation charges and settlements that was determined during the fourth quarter account reconciliation process and $2.0 million in foreign currency translation losses due to the rapid decline of the Canadian dollar relative to the US dollar during the fourth quarter of 2008. The impact of fluctuations in foreign currency may impact our energy services business's quarterly or annual financial results. However, the long-term financial results will not be significantly impacted by changes in foreign currency rates as we are fully hedged from an economic perspective.

In 2008, the sales conditions were challenging for natural gas and electricity residential markets. The acquisition of new customers and the retention of existing customers was difficult in most markets, due primarily to the low system price of natural gas compared to our fixed-price offer. The prolonged period of low system prices resulted in a reduction in customer demand throughout the industry.

We believe it is important to have both market and geographical diversification between residential and commercial markets in multiple product lines to provide stability of cash flow during a recession downturn. In the B.C. market, we had a very successful launch with more than 19,000 new customers signed and flowing since the market opened 18 months ago expanding our geographic diversification. In the Ontario and Quebec market, we focused our resources on the commercial market and continued to enjoy a solid position with a strong platform for future growth.

Capital Expenditures

In 2008, we continued to develop productivity improvement and growth projects with $26.8 million invested in our propane distribution and specialty chemicals divisions. We incurred $49.8 million (US$43.4 million) of the estimated US$130 million costs to complete the Port Edwards project in 2008. The Port Edwards conversion project continued to make good progress throughout the year and is expected to be on schedule and budget for completion in the latter half of 2009. Superior also continued to grow the business by completing two acquisitions totaling $24.5 million in the construction products distribution and propane distribution divisions. The remaining investment of $7.6 million related to general capital expenditures. Total consolidated capital expenditures net of dispositions were $147.5 million in 2008.

Superior's diversification strategy provides increased flexibility around the timing of future capital projects during various economic cycles with each project providing an expected after-tax rate of return of over 15%. We continue to evaluate acquisition opportunities in our business to enhance our geographical reach or strengthen our market position.

For 2009, we expect to invest $26.6 million in efficiency improvement and growth projects primarily in our specialty chemical and propane distribution divisions. In addition, we anticipate spending an additional $83.2 million to complete our Port Edwards expansion project. The remaining investment in other capital is expected to be $8.9 million resulting in a total capital budget of $118.7 million for 2009.

Financial Position

In 2008, Superior Plus continued to maintain its strong balance sheet. As at December 31, 2008, Superior had total financial capacity of $695 million, which included a $595 million syndicated credit facility and a $100 million receivable securitization program. Superior had approximately $293 million of undrawn financial capacity as at December 31, 2008.

With its conversion to a corporation, Superior maintained its long-term debt ratio targets of 1.5 to 2.0 times EBITDA for senior debt and 2.5 to 3.0 times EBITDA for total debt (which includes convertible debentures). These are long-term guidelines to manage leverage and liquidity and may be exceeded in the short-term due to timing of acquisitions or growth capital expenditures. Superior's senior debt ratio targets are significantly less than the 3.0 times EBITDA allowed for in our US note agreement and the 3.5 times EBITDA allowed for in our syndicated credit agreement. Superior's total debt ratio targets are also significantly less than the 5.0 times EBITDA allowed for in our syndicated credit agreement and the 5.5 times EBITDA allowed for in our US note agreement.

As at December 31, 2008, Superior's senior debt to EBITDA was 2.3 times and total Debt to EBITDA was 3.4 times. These debt ratios include proceeds raised from Superior's receivable securitization program and are adjusted for the pro forma impact of acquisitions and dispositions and cash on hand. Superior exceeded its target leverage ratios primarily due to Port Edwards growth capital expenditures, corporate conversion costs and the impact from the foreign currency translation of US debt, which resulted in an increase in senior and total debt to EBITDA ratios of 0.5 times. Excluding the debt for the Port Edwards project, the 2009 senior debt and total debt to EBITDA ratios are projected to be 2.0 times and 3.0 times, respectively. No incremental EBITDA for the Port Edwards project has been included in the forecast for 2009. Over the medium term, the corporate conversion and associated tax basis, the Port Edwards expansion project and other growth and efficiency projects are expected to generate incremental cash flows decreasing our leverage ratios to within our long-term guidelines.

On October 30, 2008 and October 31, 2008, Dominion Bond Rating Service and Standard and Poor's confirmed their corporate credit ratings of the Fund's operating subsidiary Superior Plus LP with secured ratings of BBB (low) and BBB-, respectively. On November 14, 2008, Standard and Poor's removed its negative outlook on Superior and maintained its corporate credit rating.

Dividend Strategy

In 2008, Superior continued to invest in productivity improvement projects in all of its businesses providing a foundation for stable distributions. Total cash distributions in 2008 were $1.61 per trust unit. The monthly cash distribution was raised by 4% from $0.13 to $0.135 per unit effective with the April 15, 2008 payment.

In December 2008, the Board of Directors approved the continuation of the monthly cash payment to shareholders of $0.135 per share as an eligible dividend for Canadian income tax purposes. Superior's dividend strategy is to provide stable dividends to shareholders while considering cash flow from operations, overall financial condition, financial leverage, working capital requirements, investment opportunities and regulatory restrictions. Dividends are expected to continue to be paid monthly at $0.135 per share ($1.62 annualized) to those who are shareholders of record on the last business day of each calendar month with actual payment to be made to such shareholders on or about the 15th day of the following month.

In the event that future capital is required to fund Superior's growth projects, a dividend reinvestment program may be established for the corporation. Currently, Superior has a strong financial position with significant financial capacity and surplus cash flow available to finance its capital investing requirements.

Consolidated Financial Outlook

Given the uncertainty associated with the current weak economic and financial markets, including the impact on our customers and suppliers, we are reducing our expectations for 2009 adjusted operating cash flow to $2.00-$2.20 per share from $2.10-$2.35 per share. The pipeline of current growth and efficiency projects along with the strong financial position of Superior have partially offset the decrease in cash flow, providing support for our current dividend level. Assuming there is no further economic deterioration in 2010, we expect adjusted operating cash flow to increase by approximately 10% to a range of $2.20-$2.40 per share primarily as a result of a stable or improving economy and a full year of incremental cash flow from the Port Edwards project. We will provide more guidance later in the year as the performance of the economy and the financial system become more predictable.

Financial Outlook

(millions of dollars, except per trust unit/share amounts)	2008(1) (Q3F)	2008 (Actual)	2009(1) (Q3F)	2009(2) (Q4F)
EBITDA from operations				
Propane Distribution	97-102	96.8	100-110	95-105
Specialty Chemicals(5)	107-112	116.5	102-112	105-115
Construction Products Distribution	34-39	37.4	32-39	28-35
Fixed-Price Energy Services	10-13	6.5	12-16	9-12
Adjusted operating cash flow per share	$2.15-$2.25	$2.18	$2.10-$2.35	$2.00-$2.20
Distributions/dividends paid per trust unit/share	$1.61	$1.61	$1.62	$1.62
Senior Debt/EBITDA Ratio(5)	2.0(3)	2.2(4)	2.3 (3)	2.0(4)
Total Debt/EBITDA Ratio(5)	3.1(3)	3.2(4)	3.3(3)	3.0(4)

(1) As provided in the 2008 Third Quarter Financial Outlook restated for new Non-GAAP performance measures EBITDA from operations and adjusted operating cash flow per trust unit/share.

(2) The assumptions, definitions, and risk factors relating to the Financial Outlook are discussed in Superior's Financial Discussion of 2008 Fourth Quarter and 2008 Year-End Results.

(3) Superior's debt ratios take into account the impact of the off-balance sheet receivable sales program amounts, cash on hand, the efficiency and growth projects, the corporation conversion costs on January 01, 2009, and $51 million (US$44.8 million) of Port Edward's project debt.

(4) Superior's debt ratios take into account the impact of the off-balance sheet receivable sales program amounts, the efficiency and growth projects and costs of the corporate conversion on December 31, 2008 and excludes Port Edward's cumulative project debt of $51 million (US$44.8 million) in 2008 and $150 million (US$130 million) in 2009.

(5) Superior has not included any incremental EBITDA from operations relating to the Port Edwards, Wisconsin expansion in 2008 and 2009.

Key Corporate Items

On December 31, 2008, Superior converted from an income trust to a corporation by way of a plan of arrangement for a total cost of approximately $51 million. Following the closing of the transaction, Superior has an estimated $1.4 billion in tax basis that can be used to shelter Canadian income.

Total interest expense of $36.5 million for 2008 decreased by $8.2 million from the prior year primarily due to lower floating interest rates and the early repayment of $59.2 million in Series II, 8% Debentures offset in part by higher debt levels due to capital expenditures incurred throughout the year.

Corporate costs increased by $4.1 million to $14.6 million in 2008 from $10.5 million in 2007, primarily due to $3.2 million of foreign currency translation losses on the revaluation of US dollar liabilities and US dollar interest payables relating to US denominated debt.

2008 Fourth Quarter and 2008 Year-End Results

Superior's Financial Discussion of 2008 Fourth Quarter and 2008 Year-End Results is attached and available on Superior's website at: www.superiorplus.com under the investor information section and at www.sedar.com.

Conference Call

Superior Plus will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2008 Fourth Quarter and Year-End Results at 3:00 p.m. EST (1:00 p.m. MST) on Wednesday, February 18, 2009. To participate in the call, dial: 1-800-732-9303. An archived recording of the call will be available for replay until midnight, Wednesday, March 18, 2009. To access the recording, dial: 1-877-289-8525 and enter pass code 21295920 followed by the # key. Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com under the Investor section.

Forward Looking Information

Certain information included herein is forward-looking, within the meaning of applicable Canadian securities laws. Forward looking information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Forward-looking information in this press release, including the attached financial discussion, includes but is not limited to, consolidated and business segment outlooks, expected EBITDA from operations, expected adjusted operating cash flow, expected adjusted operating cash flow per share, future capital expenditures, business strategy and objectives, dividend strategy, expected senior debt and total debt to EBITDA ratios, future cash flows, anticipated taxes and statements regarding the future financial position of Superior and Superior LP. Superior and Superior LP believe the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is based on various assumptions. Those assumptions are based on information currently available to Superior, including information obtained from third party industry analysts and other third party sources and include, the historic performance of Superior's businesses, current business and economic trends, availability and utilization of tax basis, currency, exchange and interest rates, trading data, cost estimates and the other assumptions set forth under the "Outlook" sections contained in the attached financial discussion. Readers are cautioned that the preceding list of assumptions is not exhaustive.

Forward-looking information is not a guarantee of future performance and involves a number of risks and uncertainties some of which are described herein and in the attached financial discussion. Such forward-looking information necessarily involves known and unknown risks and uncertainties, which may cause Superior's or Superior LP's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking information. These risks and uncertainties include but are not limited to the risks referred to under the section entitled "Risk Factors to Superior", in the attached financial discussion, the risks associated with the availability and amount of the tax basis and the risks identified in Superior's 2007 Annual Information Form under the heading "Risk Factors". Any forward-looking information is made as of the date hereof and, except as required by law, neither Superior nor Superior LP undertakes any obligation to publicly update or revise such information to reflect new information, subsequent or otherwise.

For more information about Superior, visit our website at **www.superiorplus.com** *or contact:*

Wayne Bingham Executive Vice-President and Chief Financial Officer
E-mail: wbingham@superiorplus.com
Phone: (403) 218-2951 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Scott Daniel Vice-President, Treasurer and Investor Relations
E-mail: sdaniel@superiorplus.com
Phone: (403) 218-2953 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

2008 Annual Financial Statements and Management's Discussion and Analysis

Superior intends to file its 2008 Annual Report, 2008 Annual Management's Discussion and Analysis, 2008 Annual Financial Statements and 2008 Annual Information Form with securities regulators on March 10, 2009. Hard copies of the 2008 Annual Report are expected to be available on or about March 10, 2009.

Financial Discussion of 2008 Fourth Quarter and 2008 Year End Results

February 18, 2009

Conversion to a Corporation

On December 31, 2008, Superior Plus Income Fund completed a transaction with Ballard Power Systems Inc. (Ballard or Ballard Power) which resulted in Superior converting from a publicly traded income trust to a publicly traded corporation. The transaction resulted in the Unitholders of the Fund becoming Shareholders of Superior Plus Corp. (Superior), with no changes to the underlying business operations. Under the continuity of interests method of accounting, Superior's transfer of the assets, liabilities and equity from the Fund to Superior are recorded at their net book values as at December 31, 2008. As a result of this conversion, certain terms such as Shareholder/Unitholder and dividend/distribution may be used interchangeably throughout this financial discussion. For the years ended December 31, 2008 and 2007, all distributions to Unitholders were in the form of trust unit distributions.

Non-GAAP Financial Measures

Adjusted Operating Cash Flow

Adjusted operating cash flow is equal to cash flow from operating activities as defined by Canadian GAAP, adjusted for changes in non-cash working capital and customer acquisition costs. Superior may deduct or include additional items to its calculation of adjusted operating cash flow; these items would generally, but not necessarily, be items of a non-recurring nature. Adjusted operating cash flow is the main performance measure used by management and investors to evaluate the performance of Superior. Readers are cautioned that adjusted operating cash flow is not a defined performance measure under GAAP and that adjusted operating cash flow cannot be assured. Superior's calculation of adjusted operating cash flow may differ from similar calculations used by comparable entities. Adjusted operating cash flow represents cash flow generated by Superior that is available for, but not necessarily limited to, changes in working capital requirements, investing activities and financing activities of Superior.

The seasonality of Superior's individual quarterly results must be assessed in the context of annualized adjusted operating cash flow. Adjustments recorded by Superior as part of its calculation of adjusted operating cash flow include, but are not limited to, the impact of the seasonality of Superior's businesses, principally Superior Propane, by adjusting for non-cash working capital items, thereby eliminating the impact of the timing between the recognition and collection/payment of Superior's revenues and expense, which can differ significantly from quarter to quarter. Adjustments are also made to reclassify the cash flows related to natural gas and electricity customer acquisition costs in a manner consistent with the income statement recognition of these costs.

EBITDA

EBITDA represents earnings before interest, taxes, depreciation, amortization and other non-cash expenses, and is used by Superior to assess its consolidated results and the results of its operating divisions. EBITDA is not a defined performance measure under GAAP. Superior's calculation of EBITDA may differ from similar calculations used by comparable entities. EBITDA of Superior's operating businesses may be referred to as EBITDA from operations.

Bank Compliance EBITDA

Bank compliance EBITDA represents earnings before interest, taxes, depreciation, amortization and other non-cash expenses calculated on a 12 month trailing basis giving pro forma effect to acquisitions and divestitures and is used by Superior to calculate its debt covenants and other credit information. Bank compliance EBITDA is not a defined performance measure under GAAP. Superior's calculation of bank compliance EBITDA may differ from similar calculations used by comparable entities.

Distributable Cash Flow

Distributable cash flow was a financial measure previously used by Superior. In the fourth quarter of 2008, as a result of Superior's conversion to a corporation, Superior discontinued the use of this financial measure instead focusing on a measure now referred to as adjusted operating cash flow. The primary difference between these measures is the focus and disclosure of capital expenditures. Superior has provided disclosure of adjusted operating cash flow on a comparative basis. Distributable cash flow is not a defined performance measure under GAAP. Superior's calculation of distributable cash flow may differ from similar calculations used by comparable entities.

Overview of Superior

Superior Plus Corp. is a diversified business corporation. Superior holds 100% of Superior Plus LP (Superior LP), a limited partnership formed between Superior General Partner Inc., as general partner and Superior as limited partner. Superior owns 100% of the shares of Superior General Partner Inc. The cash flow of Superior is solely dependent on the results of Superior LP and is derived from the allocation of Superior LP's income to Superior by means of partnership allocations. Superior, through its ownership of Superior LP has four operating businesses: a propane distribution and related services business operating under the trade name Superior Propane; a specialty chemicals business operating under the trade name ERCO Worldwide (ERCO); a construction products distribution business operating under the trade name Winroc; and a fixed-price energy services business operating under the trade name Superior Energy Management (SEM).

Fourth Quarter and Year-to-Date Results

Fourth quarter adjusted operating cash flow was $65.0 million, an increase of $0.1 million over the prior year quarter. The change in adjusted operating cash flow was due to improved EBITDA from operations at ERCO and Winroc and lower interest costs, offset in part, by lower operating results at SEM and higher cash taxes and corporate costs. Adjusted operating cash flow per share was $0.74 per share in the fourth quarter, which was consistent with the prior year quarter.

Adjusted operating cash flow for the year ended December 31, 2008 was $192.3 million, an increase of $12.8 million (7%) from the prior year, as improved EBITDA from operations at ERCO and Winroc and lower interest costs were offset in part, by reduced EBITDA from operations at Superior Propane and SEM and the impact of increased cash taxes and corporate costs. Adjusted operating cash flow per share was $2.18, compared to $2.08 in the prior year, due to a 7% increase in adjusted operating cashflow, offset in part by a 2% increase in the weighted average number of shares outstanding.

Net loss for the fourth quarter was $19.9 million, compared to net earnings of $64.5 million in the prior year quarter. Net earnings were impacted by $83.6 million in unrealized losses on financial instruments, compared to unrealized gains of $26.3 million in the prior year quarter. The change in the unrealized gains and losses on financial instruments was due to losses on SEM's natural gas financial derivatives as a result of a decrease in the spot price for natural gas. Net loss was also impacted by a reduction in amortization expense due to the requirement to classify the majority of ERCO's amortization expense as a component of cost of goods sold in 2008 as opposed to classifying it as amortization in 2007. Income taxes for the fourth quarter of 2008 were a recovery of $15.8 million compared to an income tax expense of $9.3 million in the prior year quarter. Income taxes were impacted by Superior's conversion to a corporation on December 31, 2008 and the unrealized losses on financial instruments in fourth quarter as discussed above. Additionally, fourth quarter net earnings were affected for the same reasons as the analysis of adjusted operating cash flow for the fourth quarter.

Superior had net earnings of $67.7 million for the year ended December 31, 2008, compared to net earnings of $119.8 million for the year ended December 31, 2007. Consolidated revenues of $2,487.3 million in 2008 were $136.8 million higher than in the prior year due principally to higher revenues at Superior Propane and ERCO as higher average selling prices more than offset the impact of reduced sales volumes. Gross profit of $669.1 million was $7.3 million higher than the prior year, as improved gross profit at Superior Propane, Winroc and SEM more than offset a reduction in gross profit at ERCO Worldwide. Gross profit at ERCO Worldwide was impacted by $38.9 million of non-cash amortization that is classified as a component of gross profit in 2008, compared to a component of amortization expense in 2007, as a result of a revised inventory accounting standard. Operating expenses of $470.8 million in 2008 were $31.1 million higher than in the prior year and were the result of general inflationary increases, the impact of the appreciation of the US dollar on US-denominated expenses and increased operating locations at Winroc due principally to acquisitions. Amortization was lower than the prior year due to reduced amortization at ERCO as a result of the classification of

amortization as a component of cost of goods sold in 2008, as noted above. Total interest expense of $38.5 million was $6.2 million lower than the prior year due principally to lower average interest rates on floating rate debt. Unrealized losses on financial instruments were $61.2 million in 2008 compared to a gain of $2.7 million in the prior year. The change compared to the prior year is due to unrealized losses in the current year on SEM's natural gas derivative contracts due to changes in the spot price of natural gas, offset by gains on Superior's foreign currency derivative contracts and ERCO's fixed-price electricity contracts. Gains or losses on Superior's various financial instruments are without consideration of the fair value of the underlying customer or supplier contract.

Summary of Adjusted Operating Cash Flow

	Three months ended December 31,		Year ended December 31,	
(millions of dollars except per share amounts)	**2008**	2007	**2008**	2007
EBITDA from operations:				
Propane Distribution	**39.3**	39.1	**96.8**	99.4
Specialty Chemicals	**32.9**	26.7	**116.5**	91.8
Construction Products Distribution	**13.5**	10.5	**37.4**	36.7
Fixed-Price Energy Services	**(1.5)**	2.8	**6.5**	12.1
	84.2	79.1	**257.2**	240.0
Interest	**(9.6)**	(10.7)	**(36.5)**	(44.7)
Cash taxes	**(3.6)**	(1.9)	**(13.8)**	(5.3)
Corporate costs	**(6.0)**	(1.6)	**(14.6)**	(10.5)
Adjusted operating cash flow	**65.0**	64.9	**192.3**	179.5
Adjusted operating cash flow per share, basic (1) and diluted (2)	**$0.74**	$0.74	**$2.18**	$2.08

(1) The weighted average number of shares outstanding for the three months ended December 31, 2008 is 88.4 million (2007 – 87.3 million) and for the twelve months ended December 31, 2008 is 88.3 million (2007 – 86.5 million).

(2) For the three and twelve months ended December 31, 2008 and 2007, there were no dilutive instruments.

Adjusted Operating Cash Flow Reconciled to Cash Flow from Operating Activities (1)

		Three months ended December 31,		Year ended December 31,	
(millions of dollars)		**2008**	2007	**2008**	2007
Cash flows from operating activities		**53.5**	9.2	**207.6**	134.3
Add:	Customer acquisition costs capitalized	**1.8**	3.6	**6.8**	10.9
	Corporate conversion/strategic plan costs	**5.0**	3.5	**5.0**	5.7
	Management internalization costs	–	–	–	0.5
	Increase in non-cash working capital	**6.3**	50.2	–	34.7
Less:	Decrease in non-cash working capital	–	–	**(20.6)**	–
	Amortization of customer acquisition costs	**(1.6)**	(1.6)	**(6.5)**	(6.6)
Adjusted operating cash flow		**65.0**	64.9	**192.3**	179.5

(1) See the fourth quarter Consolidated Financial Statements for cash flows from operating activities, management internalization costs, customer acquisition costs, corporate conversion/strategic plan costs and changes in non-cash working capital.

Propane Distribution

Superior Propane generated EBITDA from operations of $39.3 million in the fourth quarter, an increase of $0.2 million from the prior year quarter due to higher gross profit, offset in part, by higher operating costs.

Condensed operating results for the three months and years ended December 31, 2008 and 2007 are provided in the following table.

	Three months ended December 31				Years ended December 31			
(millions of dollars except per litre amounts)	**2008**		2007		**2008**		2007	
		¢/litre		¢/litre		**¢/litre**		¢/litre
Revenue[1]	**332.8**	**85.3**	357.3	85.6	**1,167.6**	**84.8**	1,075.7	75.3
Cost of sales	**(238.1)**	**(61.0)**	(268.0)	(64.1)	**(863.3)**	**(62.7)**	(781.5)	(54.7)
Gross profit	**94.7**	**24.3**	89.3	21.5	**304.3**	**22.1**	294.2	20.6
Less: cash operating and administration costs	**(55.4)**	**(14.2)**	(50.2)	(12.1)	**(207.5)**	**(15.1)**	(194.8)	(13.6)
EBITDA from operations	**39.3**	**10.1**	39.1	9.4	**96.8**	**7.0**	99.4	7.0
Propane retail volumes sold *(millions of litres)*	**390**		416		**1,377**		1,429	

(1) Effective January 1, 2007, Superior discontinued hedge accounting for all economic hedging activities, as such, amounts related to these contracts must be accounted for separately on Superior's financial statements (see Notes 8 and 12 to the fourth quarter Consolidated Financial Statements). In order to better reflect the results of its operations, Superior has reclassified these amounts for purposes of this financial discussion to present its results as if it had accounted for these transactions as accounting hedges. As such, included in revenue for the three and twelve months ended December 31, 2008 is $2.4 million and $2.8 million in realized foreign currency forward contract losses and for the three and twelve months ended December 31, 2007 is $0.7 million and $1.2 million in realized foreign currency forward contract gains.

Revenues for the fourth quarter of 2008 were $332.8 million, a decrease of $24.5 million from revenues of $357.3 million in 2007. The decrease in revenues was due to lower sales volumes, as the retail price of propane was consistent with the prior year quarter. Total gross profit for the fourth quarter of 2008 was $94.7 million, an increase of $5.4 million (6%) over the prior year quarter. Total gross profit per litre for the fourth quarter of 2008 was 24.3 cents per litre, an increase of 2.8 cents per litre (13%) compared to the prior year quarter. A summary and detailed review of gross profit by segment is provided below.

Gross Profit by Segment

	Three months ended December 31,		Year ended December 31,	
(millions of dollars)	**2008**	2007	**2008**	2007
Retail propane and delivery	**72.6**	71.3	**253.3**	246.1
Other services	**7.3**	8.6	**22.1**	24.7
Wholesale and related	**14.8**	9.4	**28.9**	23.4
Total gross profit	**94.7**	89.3	**304.3**	294.2

Retail propane and delivery gross profit for the fourth quarter was $72.6 million, an increase of $1.3 million (2%) from the prior year quarter, as a 1.5 cent per litre (9%) increase in the average retail and delivery sales margin was partially offset by a 26 million litre (6%) reduction in sales volumes. Residential and commercial volumes decreased by 10 million litres (7%), due in part to the ongoing impact of customer conservation as a result of the higher than average retail selling price of propane due to the volatility in the wholesale cost of propane during the fourth quarter of 2008. In addition, commercial volumes were negatively impacted by a weaker overall economic environment in Ontario and Quebec, and residential volumes were negatively impacted by the ongoing conversion to natural gas in Atlantic Canada. Average weather as measured by degree days for the fourth quarter was 3% colder than the prior year and 6% colder than the five year average, the impact of which, partially mitigated a reduction in volumes due to customer conservation and a weaker economic environment.

Industrial volumes decreased by 8 million litres (4%), as the impact of a weaker economic environment, particularly in the manufacturing sector of Eastern Canada, more than offset modestly higher oilfield volumes. Automotive propane volumes declined by 6 million litres (21%), consistent with the structural decline trends in this end-use market. Superior Propane continued to actively manage sales margins in the fourth quarter, resulting in an average retail propane and delivery sales margins of 18.6 cents per litre, which was 1.5 cents per litre higher than the prior year quarter average margin of 17.1 cents per litre. Average margins compared to the prior year quarter were positively impacted by strong margin management despite the volatility in the wholesale cost of propane and the impact of higher delivery charges.

Other services gross profit was $7.3 million for the fourth quarter, a decrease of $1.3 million (15%) over the prior year quarter as demand for service and installation services was lower than the prior year quarter. Wholesale and related gross profits were $14.8 million for the fourth quarter, an increase of $5.4 million compared to the prior year quarter due to improved gross profits within the wholesale trading business due in part to the volatility of wholesale propane costs and the timing of the recognition of gross profits compared to the prior year quarter.

Superior Propane Annual Sales Volumes:

Volumes by End-Use Application (1)

	Three months ended December 31,	
	2008	2007
Residential	**50**	54
Commercial	**85**	91
Agricultural	**42**	44
Industrial	**190**	198
Automotive	**23**	29
	390	416

Volumes by End-Use Application (1)

	Year ended December 31,	
	2008	2007
Residential	**159**	171
Commercial	**299**	315
Agricultural	**86**	92
Industrial	**719**	716
Automotive	**114**	135
	1,377	1,429

Volumes by Region (1) (2)

	Three months ended December 31,	
	2008	2007
Western Canada	**222**	226
Eastern Canada	**144**	162
Atlantic Canada	**24**	28
	390	416

Volumes by Region (1) (2)

	Year ended December 31,	
	2008	2007
Western Canada	**772**	768
Eastern Canada	**510**	556
Atlantic Canada	**95**	105
	1,377	1,429

(1) **Volume**: Volume of retail propane sold (millions of litres).

(2) **Regions**: Western Canada region consists of British Columbia, Alberta, Saskatchewan, Manitoba, Northwest Ontario, Yukon and Northwest Territories; Eastern Canada region consists of Ontario (except for Northwest Ontario) and Quebec.

Cash operating and administrative costs of $55.4 million, increased by $5.2 million (10%) from the prior year quarter, due to higher wages and benefits, fuel costs, equipment maintenance, insurance and higher truck leasing costs as a result of the implementation of a comprehensive operating lease program in 2007, offset in part, by lower truck maintenance costs.

Outlook

Superior Propane expects EBITDA from operations for 2009 to be between $95 million and $105 million. Superior Propane's previous outlook as provided in the third quarter 2008 MD&A was $100 million to $110 million(1). The reduction in Superior Propane's 2009 outlook reflects the ongoing impact of reduced sales volumes due to the current economic environment within North America which is anticipated to negatively impact Superior Propane's operations. Superior Propane's significant assumptions underlying its current outlook are:

- Superior Propane forecasts average temperatures across Canada to be consistent with the most recent five-year average;
- Superior Propane expects that wholesale propane prices will not significantly impact demand for propane and related propane services;
- Total gross profit for Superior Propane is projected to remain stable or improve due to the ongoing implementation of customer service programs and its business transformation project, offset by reduced economic activity;
- Wholesale trading gross profits will be lower than in 2008 as reduced volatility in the wholesale cost of propane will result in fewer trading opportunities; and
- Total sales volumes are expected to decline due to a continued slowdown in economic activity resulting in reduced demand for propane and related services.

(1) Superior Propane's 2009 outlook provided in its 2008 third quarter MD&A for distributable cash flow was $95 million to $105 million. Superior no longer reports distributable cash flow as a key performance measure; accordingly, Superior has restated Superior Propane's 2009 outlook from the third quarter of 2008 to EBITDA from operations of $100 million to $110 million due to the exclusion of $5 million in capital expenditures. See "Non-GAAP Financial Measures" for additional details.

Superior Propane's EBITDA from operations of $96.8 million for 2008 was modestly lower than the outlook provided in Superior's 2008 third quarter MD&A of $97 million to $102 million[(1)] as an increase in propane gross profits were offset by higher operating expenses.

[(1)] Superior Propane's 2008 outlook provided in its 2008 third quarter MD&A for distributable cash flow was $95 million to $100 million. Superior no longer reports distributable cash flow as a key performance measure; accordingly, Superior has restated Superior Propane's 2008 outlook to EBITDA from operations of $97 million to $102 million due to the exclusion of $2 million in capital expenditures. See "Non-GAAP Financial Measures" for additional details.

In addition to Superior Propane's significant assumptions detailed above, refer to the section "Risk Factors to Superior" for a detailed review of Superior Propane's significant business risk.

Specialty Chemicals

ERCO Worldwide generated EBITDA from operations in the fourth quarter of $32.9 million, an increase of $6.2 million (23%) from the prior year quarter, as higher gross profits more than offset higher operating expenditures.

Condensed operating results for the three months and years ended December 31, 2008 and 2007 are provided in the following table.

(millions of dollars except per metric tonne (MT) amounts)	***Three months ended December 31***				***Year ended December 31***			
	2008		2007		**2008**		2007	
Revenue		**$ per MT**		$ per MT		**$ per MT**		$ per MT
Chemical [(1)(3)]	**115.5**	**722**	110.7	570	**460.1**	**633**	427.8	557
Technology	**9.6**	**60**	5.4	28	**19.5**	**27**	25.4	33
Cost of Sales								
Chemical [(2)]	**(52.1)**	**(325)**	(58.6)	(301)	**(232.3)**	**(319)**	(231.9)	(302)
Technology	**(6.5)**	**(41)**	(2.8)	(14)	**(12.0)**	**(17)**	(16.1)	(21)
Gross Profit	**66.5**	**416**	54.7	283	**235.3**	**324**	205.2	267
Less: cash operating and administrative costs[(3)]	**(33.6)**	**(210)**	(28.0)	(145)	**(118.8)**	**(164)**	(113.4)	(148)
EBITDA from operations	**32.9**	**206**	26.7	138	**116.5**	**160**	91.8	119
Chemical volumes sold (thousands of MTs)	**160**		194		**727**		768	

(1) Effective January 1, 2007, Superior discontinued hedge accounting for all economic hedging activities. As such, amounts related to these contracts must be accounted for separately on Superior's financial statements (see Notes 8 and 12 to the fourth quarter Consolidated Financial Statements). In order to better reflect the results of its operations, Superior has reclassified these amounts for purposes of this financial discussion to present its results as if it had accounted for these transactions as accounting hedges. As such, included in revenue for the three and twelve months ended December 31, 2008 is ($2.3) million and $4.0 million in realized foreign currency forward contract gains (losses) and included in chemical cost of sales for the three and twelve months ended December 31, 2008 is $4.8 million and $22.0 million in realized fixed-price electricity gains. Included in revenue for the three and twelve months ended December 31, 2007 is $5.2 million and $13.6 million in realized foreign currency forward contract gains and included in chemical cost of sales for the three and twelve months ended December 31, 2007 is $2.0 million and $7.6 million in realized fixed-price electricity gains.

(2) Effective January 1, 2008, Superior adopted a revised CICA Handbook section related to Inventory. This section impacts the calculation of the cost of inventory at ERCO Worldwide, due to the requirement to inventory the cost of certain fixed overhead items, principally the amortization of property, plant and equipment. Additionally, this section requires that the amortization that is inventoried be classified as a component of cost of products sold once sold. As such, for the three and twelve months ended December 31, 2008 Superior has excluded $10.1 million and $38.9 million in non-cash amortization from cost of sales in the calculation of ERCO Worldwide's EBITDA from operations.

(3) For the three and twelve months ended December 31, 2008 Superior has reclassified $4.8 million and $5.9 million of foreign currency translation gains related to US denominated working capital from operating and administrative expense to revenue. Reclassification of the translation gains or losses provides improved matching to the income statement recognition of the underlying working capital item that resulted in the translation gains or losses. For the three and twelve months ended December 31, 2007, Superior has reclassified $0.1 million of translation gains and $2.5 million of translation losses.

Chemical and technology revenues for the fourth quarter of $125.1 million were $9.0 million higher than the prior year quarter due to higher chemical revenue as a result of improved chemical pricing and higher technology revenue. Fourth quarter gross profit was $66.5 million, comprised of $63.4 million from chemical sales and $3.1 million from technology projects. Chemical gross profit was $11.2 million higher than the prior year quarter due to higher chloralkali/potassium gross profit and modestly higher sodium chlorate gross profit. Chloralkali/potassium gross profits were higher than the prior year quarter as an increase in the average aggregate selling price more than offset a 12,000 tonne (20%) reduction in sales volumes. Sales prices for potassium products have risen in response to the dramatic increase in the cost of potash, the primary input cost in the production of potassium products. As a result of ERCO's acquisition of its Port Edwards, Wisconsin facility in 2005, ERCO had a contract to purchase potash at a favourable rate until the end of 2008. Upon expiration of the contract, ERCO's cost of potash will be at current market prices. Chloralkalki/potassium sales volumes were impacted by reduced sales volumes of potassium products in the fourth quarter of 2008 as a result of ERCO's inability to produce potassium products due to a force majeure that was imposed related to ERCO's potash supply contract. The force majeure was removed on November 6, 2008, allowing ERCO to restart production of potassium products in late December 2008. Sodium chlorate gross profits were modestly higher than the prior year as an increase in average selling prices more than offset the impact of reduced sales volumes. Sodium chlorate sales volume decreased by 22,000 tonnes (18%) due principally to reduced sales volumes in North America as a result of reduced demand for pulp. Weaker demand for pulp, and therefore sodium chlorate in North America was due principally to the global financial crisis and economic slow down. Technology gross profit was $0.5 million higher than the prior year quarter due to the receipt of a one-time license fee, offset in part, by the normal course expiration of royalty revenues.

Cash operating and administrative costs of $33.6 million were $5.6 million (20%) higher than the prior year quarter, due principally to the impact of the appreciation of the US dollar on US-denominated expenses and higher provisions for potential bad debts.

During 2007, ERCO determined that it will convert its Port Edwards, Wisconsin chloralkali facility from mercury based technology to membrane technology. The project maintains the facility's ability to produce both sodium and potassium products, provides increased production capacity of approximately 30%, provides a significant extension of the plant life and enhances the efficiency of ERCO's use of electrical energy. The cost of the conversion is estimated to be US $130 million reflecting the substantial completion of the process engineering and significant completion of detailed engineering on the project, providing improved cost estimates. See "Consolidated Capital Expenditure Summary" for additional details on costs incurred related to Port Edwards.

Outlook

ERCO expects EBITDA from operations for 2009 to be between $105 million and $115 million. ERCO's previous outlook as provided in the 2008 third quarter MD&A was $102 million to $112 million(1). The increased 2009 outlook reflects the ongoing impact of higher sales prices on chloralkali/potassium products. ERCO's significant assumptions underlying its current outlook are:

- Current supply and demand fundamentals for sodium chlorate will weaken, resulting in declining sales volumes throughout 2009;
- Chloralkali/potassium gross profits are expected to continue to benefit from improved overall pricing;
- ERCO's average plant utilization is expected to be approximately 80-90%;
- The foreign currency exchange rate between the Canadian and United States dollar is expected to be 1.18 on all unhedged foreign currency transactions;
- ERCO's conversion of its Port Edwards, Wisconsin chloralkali facility from mercury based technology to membrane technology for US $130 million is expected to be completed on-budget in the second half of 2009; and
- No incremental cash flow is anticipated as a result of the Port Edward's project in 2009.

(1) ERCO's 2009 outlook provided in its 2008 third quarter MD&A for distributable cash flow was $85 million to $95 million. Superior no longer reports distributable cash flow as a key performance measure; accordingly, Superior has restated ERCO's 2009 outlook from the third quarter of 2008 to EBITDA from operations of $102 million to $112 million due to the exclusion of $10 million in capital expenditures and $7 million in cash taxes. See "Non-GAAP Financial Measures" for additional details.

ERCO's EBITDA from operations of $116.5 million for 2008 was higher than the outlook provided in Superior's 2008 third quarter MD&A of $107 million to $112 million[1] due principally to improved chemical gross profits.

[1] ERCO's 2008 outlook provided in its 2008 third quarter MD&A for distributable cash flow was $85 million to $90 million. Superior no longer reports distributable cash flow as a key performance measure; accordingly, Superior has restated ERCO's 2008 outlook to EBITDA from operations of $107 million to $112 million due to the exclusion of $10 million in capital expenditures and $12 million in cash taxes. See "Non-GAAP Financial Measures" for additional details.

In addition to ERCO's significant assumptions detailed above, refer to the section "Risk Factors to Superior" for a detailed review of ERCO's significant business risk.

Construction Products Distribution

Winroc generated EBITDA from operations of $13.5 million, an increase of $3.0 million (29%) from the prior year quarter, as higher gross profit more than offset higher operating expenses.

Condensed operating results for the three months and years ended December 31, 2008 and 2007 are provided in the following table.

	Three months ended December 31		Years ended December 31	
(millions of dollars)	**2008**	2007	**2008**	2007
Distribution and direct sales revenue	**124.1**	125.4	**523.6**	512.3
Distribution and direct sales cost of sales	**(83.3)**	(91.0)	**(382.9)**	(382.5)
Distribution and direct sales gross profit	**40.8**	34.4	**140.7**	129.8
Less: cash operating and administrative costs	**(27.3)**	(23.9)	**(103.3)**	(93.1)
EBITDA from operations	**13.5**	10.5	**37.4**	36.7

Distribution and direct sales revenues of $124.1 million for the fourth quarter of 2008 were $1.3 million (1%) lower than the prior year quarter due to reduced sales volumes, offset in part by higher selling prices. Distribution and direct sales gross profit of $40.8 million in the fourth quarter was $6.4 million (19%) higher than the prior year quarter, as the impact of the acquisition of Fackoury's Building Supplies Ltd. (Fackoury's) on May 9, 2008 and improved sales margins, was partially offset by a reduction in sales volumes at other operating locations. Distribution drywall sales volumes, an indicator of overall distribution sales volumes, decreased 14% compared to the prior year quarter. The decrease in distribution sales volumes was principally due to weakness in the United States and Western Canada, reflecting the ongoing slowdown in new residential housing starts, particularly in the Southwest and Midwest U.S. Sales volumes in Ontario were higher than the prior year quarter due principally to the acquisition of Fackoury's. Sales margins remained strong in all operating regions due in part to the continued focus on margin management and improved product sales mix. Cash operating and administrative costs of $27.3 million were $3.4 million (14%) higher than the prior year quarter due to increased occupancy costs due to the addition of new operating branches, increased provisions for bad debts, increased fuel costs, increased operating lease costs, general inflationary pressures and the impact of the appreciation of the US dollar on US-denominated expenses, offset in part by reduced warehouse wages.

Outlook

Winroc expects EBITDA from operations for 2009 to be between $28 million and $35 million. Winroc's previous outlook as provided in the 2008 third quarter MD&A was $32 million to $39 million[1]. The reduction in Winroc's 2009 outlook reflects the ongoing impact of reduced sales volumes due to the current economic environment within North America, which is anticipated to negatively impact Winroc's operations. Winroc's significant assumption underlying its current outlook is:

- EBITDA from operations is expected to decline as volumes will continue to be negatively impacted by the ongoing decline in new home residential and commercial activity in both Canada and the United States.

[1] Winroc's 2009 outlook provided in its 2008 third quarter MD&A for distributable cash flow was $30 million to $37 million. Superior no longer reports distributable cash flow as a key performance measure; accordingly, Superior has restated Winroc's 2009 outlook from the third quarter of 2008 to EBITDA from operations of $32 million to $39 million due to the exclusion of $1 million in capital expenditures and $1 million in cash taxes. See "Non-GAAP Financial Measures" for additional details.

Winroc's EBITDA from operations of $37.4 million for 2008 was consistent with the outlook provided in Superior's 2008 third quarter MD&A of $34 million to $39 million[1] as improved sales margins more than offset the impact of reduced sales volumes.

[1] Winroc's 2008 outlook provided in its 2008 third quarter MD&A for distributable cash flow was $32 million to $37 million. Superior no longer reports distributable cash flow as a key performance measure; accordingly, Superior has restated Winroc's 2008 outlook to EBITDA from operations of $34 million to $39 million due to the exclusion of $1.0 million in capital expenditures and $1.0 million in cash taxes. See "Non-GAAP Financial Measures" for additional details.

In addition to Winroc's significant assumptions detailed above, refer to the section "Risk Factors to Superior" for a detailed review of Winroc's significant business risks.

Fixed-Price Energy Services

SEM's condensed operating results for the three months and years ended December 31, 2008 and 2007 are provided below.

	Three months ended December 31		Year ended December 31	
(millions of dollars)	**2008**	2007	**2008**	2007
Revenue	**76.6**	76.9	**323.6**	320.4
Cost of sales [1] [2]	**(73.0)**	(69.2)	**(296.0)**	(289.3)
Gross profit	**3.6**	7.7	**27.6**	31.1
Less: Operating, administrative and selling costs[2]	**(5.1)**	(4.9)	**(21.1)**	(19.0)
EBITDA from operations	**(1.5)**	2.8	**6.5**	12.1

(1) Effective January 1, 2007, Superior discontinued hedge accounting for all economic hedging activities. As such, amounts related to these contracts must be accounted for separately on Superior's financial statements (see Notes 8 and 12 to the fourth quarter Consolidated Financial Statements.) In order to better reflect the results of its operations, Superior has reclassified these amounts for purposes of this financial discussion to present its results as if it had accounted for these transactions as accounting hedges. As such, included in cost of sales for the three and twelve months ended December 31, 2008 is $0.6 million and ($17.6) million in realized foreign currency forward contract gains (losses) and ($4.3) million and $34.3 million related to natural gas commodity realized fixed price gains (losses). Included in cost of sales for the three and twelve months ended December 31, 2007 is $6.8 million and $19.3 million in realized foreign currency forward contract losses and $5.1 million and $14.9 million related to natural gas commodity realized fixed price losses.

(2) For the three and twelve months ended December 31, 2008 Superior has reclassified $1.8 million and $4.0 million of foreign currency translation losses related to US denominated working capital from operating and administrative expense to cost of sales. Reclassification of the translation gains or losses provides improved matching to the income statement recognition of the underlying working capital item that resulted in the translation gains or losses. For the three and twelve months ended December 31, 2007, Superior has reclassified $0.3 million and $1.0 million of translation gains.

Gross Profit by Segment

	Three months ended December 31, 2008			Year ended December 31, 2008		
(millions of dollars except volume and per unit amounts)	**Gross Profit**	**Volume**	**Per Unit**	**Gross Profit**	**Volume**	**Per Unit**
Natural Gas [1]	**3.36**	**8.2 GJ**	**41.0 ¢/GJ**	**26.74**	**33.2 GJ**	**80.5 ¢/GJ**
Electricity [2]	**0.24**	**27.6 KWh**	**0.87 ¢/KWh**	**0.86**	**69.9 KWh**	**1.23 ¢/KWh**
Total	**3.60**			**27.60**		

	Three months ended December 31, 2007			Year ended December 31, 2007		
	Gross Profit	Volume	Per Unit	Gross Profit	Volume	Per Unit
Natural Gas [1]	7.70	9.0 GJ	85.6 ¢/GJ	31.10	37.0 GJ	84.1 ¢/GJ
Electricity [2]	–	–	–	–	–	–
Total	7.70			31.10		

[1] Natural gas volumes and per unit amounts are expressed in millions of gigajoules (GJ).
[2] Electricity volumes and per unit amounts are expressed in millions of kilowatt hours (KWh).

SEM generated EBITDA from operations of ($1.5) million in the fourth quarter, a decrease of $4.3 million compared to the prior year quarter. SEM's revenues were $76.6 million in the fourth quarter, compared to $76.9 million in the prior year quarter. Revenues were impacted by the addition of electricity revenues in the current year, higher overall natural gas selling prices, offset by reduced natural gas volumes.

Gross profit was $3.6 million in the fourth quarter, a decrease of $4.1 million compared to the prior year quarter. Gross profit was impacted in the current year quarter by a one-time, $2.4 million adjustment for utility transportation charges and settlements that was determined during the fourth quarter account reconciliation process. Additionally, gross profit was impacted by approximately $2.0 million in foreign currency translation losses due to the dramatic appreciation of the US dollar relative to the Canadian dollar during the fourth quarter of 2008. Foreign currency fluctuation impacted SEM's EBITDA from operations due to the discontinuation of hedge accounting in the prior year, which results in a timing difference between the recognition of the accrual for the US dollar cost of sales and the subsequent realization of the related foreign currency derivative gain or loss. In the absence of significant foreign exchange volatility, operating results with or without hedge accounting would not be significantly different. The impact of fluctuations in foreign currency can impact SEM's quarter-over-quarter or year-over-year results, but over the fullness of time SEM's results are not significantly impacted by changes in foreign currency rates as SEM is fully hedged from an economic perspective. Gross profit per GJ was 41.0 cents compared to 85.6 cents in the prior year quarter and was impacted by lower gross profits as noted above combined with the impact of a change in sales mix. Sales volumes of natural gas were 8.2 million gigajoules (GJ's) or 0.8 million GJ's (9%) lower than the prior year quarter as reduced, higher margin residential customer volumes more than offset the impact of higher lower margin commercial volumes. Residential customer volumes comprised approximately 30% of natural gas sales volumes in the fourth quarter of 2008 compared to 32% in fourth quarter of 2007. Electricity gross profit in the fourth quarter of 2008 was $0.2 million, with no contribution from electricity in the prior year quarter, as electricity only began to flow to customers in 2008. Operating, administration and selling costs of $5.1 million were $0.2 million higher than the prior year quarter as higher selling and marketing costs were offset by reduced administrative costs.

SEM invested $1.8 million in customer acquisition costs during the quarter ($6.8 million for the twelve months ended December 31, 2008), resulting in a customer base of 91,800 residential natural gas customers, 6,300 commercial natural gas customers and 3,700 electricity customers. The acquisition of new customers and the retention of SEM's existing customers has been challenging in all of SEM's markets due in part to the low system price of natural gas compared to the fixed-rate alternative SEM is able to offer. Over the previous twelve months, the system price of natural gas has been both constant and low due to the low spot price of natural gas over the prior quarters. This has resulted in reduced customer demand for long-term, higher fixed-price natural gas contracts, as the immediate perceived benefit of entering into a long-term deal is reduced at the current system price of natural gas. Similar to the sign-up of natural gas customers, SEM's sign-up for fixed-price electricity customers has been lower than expected due to a low regulated price plan for electricity. As at December 31, 2008, the average remaining term of SEM's contracts was 28 months (2007 – 37 months), reflecting the slowdown in the sign-up of new customers, and the retention of existing customers.

Outlook

SEM expects EBITDA from operations for 2009 to be between $9 million and $12 million. SEM's previous outlook as provided in the 2008 third quarter MD&A was $12 million to $16 million[(1)]. The reduction in SEM's 2009 outlook reflects reduced customer demand for fixed-price energy contracts due to the low system price for natural gas and electricity. SEM's significant assumptions underlying its current outlook are:

- SEM is able to access sales channel agents on acceptable contract terms;
- Natural gas markets in Ontario and British Columbia will provide growth opportunities for SEM; and
- The residential and commercial electricity markets in Ontario are expected to provide additional growth opportunities for SEM.

SEM's EBITDA from operations of $6.5 million for 2008 was less than the outlook provided in Superior's 2008 third quarter MD&A of $10 million to $13 million[1] principally due to the impact of losses on foreign currency translation and lower than expected sales volumes.

[1] SEM's 2008 and 2009 outlook provided in its 2008 third quarter MD&A for distributable cash flow was $10 million to $13 million for 2008, and $12 million to $16 million for 2009. SEM's calculation of EBITDA from operations is unchanged from its prior reporting measure of distributable cash flow. See "Non-GAAP Financial Measures" for additional details.

In addition to SEM's significant assumptions detailed above, refer to the section "Risk Factors to Superior" for a detailed review of SEM's significant business risks.

Consolidated Capital Expenditure Summary

	Three months ended December 31		Year ended December 31	
(millions of dollars)	**2008**	2007	**2008**	2007
Efficiency, process improvement and growth related	**11.3**	4.5	**26.8**	13.2
Other capital	**2.7**	2.2	**7.6**	7.7
Port Edwards expansion project	**32.3**	1.3	**49.8**	1.4
	46.3	8.0	**84.2**	22.3
Acquisitions	–	2.9	**24.5**	4.3
Transaction with Ballard	**46.3**	–	**46.3**	–
Proceeds on disposition of capital	**(4.9)**	(2.5)	**(7.5)**	(4.4)
Total net capital expenditures	**87.7**	8.4	**147.5**	22.2

Efficiency, process improvement and growth related expenditures were $11.3 million in the fourth quarter compared to $4.5 million in the prior year quarter. Efficiency, process improvement and growth related expenditures were incurred in relation to ERCO's electrical cell replacement program and Superior Propane's business transformation project. Other capital expenditures were $2.7 million in the fourth quarter compared to $2.2 million in the prior year quarter, consisting primarily of required maintenance and general capital at ERCO and Superior Propane. Proceeds on the disposal of capital were $4.9 million in the fourth quarter and consisted of Superior Propane's disposition of excess properties. ERCO incurred $32.3 million (US$26.3 million) in the fourth quarter of 2008 related to its Port Edward's expansion project, and has incurred US$44.8 million cumulatively on the project which is anticipated to cost US$130.0 million in aggregate.

Corporate and Interest Costs

Corporate costs for the fourth quarter were $6.0 million, compared to $1.6 million in the prior year quarter. The increase in corporate costs over the prior year quarter was due principally to $2.1 million of foreign currency translation losses on the revaluation of US dollar cash transactions and US dollar-denominated interest payables. Excluding the impact of foreign currency translation losses, the increase in corporate costs is due to a net increase in long-term incentive plan costs. Long-term incentive plan costs in the prior year quarter were a net recovery of $0.2 million, due to a reduction in the value of Superior's shares during the fourth quarter of 2007, as opposed to a $1.8 million expense in the current year quarter due to the impact of performance related shares as a result of Superior's share performance throughout 2008. Excluding the impact of foreign currency translation losses and long-term incentive plan costs, corporate and administrative expenses were consistent with the prior year.

Interest expense on revolving term bank credits and term loans was $6.0 million for the fourth quarter, a decrease of $0.5 million from the prior year quarter. The decrease in interest expense was due to lower interest rates on floating rate debt offset by higher average debt levels and the impact of the appreciation of the US dollar on US-denominated interest costs. See "Liquidity and Capital Resources" discussion for further details on the change in average debt levels.

Interest on Superior's convertible unsecured subordinated debentures (the debentures) was $3.6 million for the fourth quarter of 2008, a decrease of $0.6 million from the prior year quarter. The reduction in debenture interest is due to Superior's early redemption of $59.2 million Series II, 8% Debentures on November 5, 2007.

Taxation

On December 31, 2008, Superior converted from a publicly traded income trust to a publicly traded corporation by way of a plan of arrangement with Ballard Power for cash consideration of $46.3 million. The transaction resulted in Superior increasing its tax basis by approximately $1,013.0 million. Additional consideration may be payable to Ballard in future periods based on the finalization of tax basis available to Superior. Superior's calculation of current and future income taxes for the year ended December 31, 2008 is based on the conversion to a corporate structure effective December 31, 2008, whereas Superior's calculation of current and future income taxes for the year ended December 31, 2007 is based on Superior being a publicly traded income trust. Consistent with prior periods, Superior recognizes a provision for income taxes for its subsidiaries that are subject to current and future income taxes, including United States income tax, United States non-resident withholding tax and Chilean income tax.

Total income tax recovery for the fourth quarter was $15.8 million, and consists of $3.6 million in cash income taxes and a $19.4 million future income tax recovery, compared to a total income tax expense of $9.3 million in the prior year quarter, which consisted of $1.9 million in cash income taxes and a $7.4 million future income tax expense.

Cash income and withholding taxes for the fourth quarter were $3.6 million and were limited to cash taxes in the U.S. (2007 Q4 - $1.9 million of US cash taxes). The increase in U.S. cash income taxes was due to higher US denominated taxable earnings as a result of improved operating results at ERCO. Future income tax recovery for the fourth quarter of 2008 was $15.8 million (2007 Q4 - $7.4 million future income tax expense), resulting in a corresponding net future income tax asset of $384.9 million as at December 31, 2008 and a net deferred credit of $307.7 million. Future income taxes were impacted by Superior's conversion to a corporation on December 31, 2008 and the impact of unrealized gains and losses on financial instruments.

As at December 31, 2008, Superior had the following tax pools available to be used in future years:

Canada	*(millions of dollars)*
Tax basis	423.4
Non-capital losses	206.7
Capital losses	630.6
Canadian scientific research expenditures	590.7
Investment tax credits	192.3
United States	
Tax basis	46.0
Capital loss carry forwards	56.8
Chile	
Tax basis	43.2
Non-capital loss carry forwards	24.1

Substantially all of Superior's non-capital loss carry forwards and investment tax credits expire subsequent to 2014. Capital loss carry forwards, Canadian scientific research expenditures and Chilean non-capital losses are eligible to be carried forward indefinitely.

Corporate Conversion and Other Strategic Costs

Corporate conversion costs incurred in the fourth quarter of 2008 were $5.0 million and consisted primarily of professional fees related to the planning and execution of the transaction with Ballard.

Superior did not incur any strategic plan costs in the fourth quarter of 2008. Strategic plan costs incurred in the prior year quarter were $3.5 million related to the closure of ERCO's Bruderheim sodium chlorate facility.

Consolidated Outlook

Superior expects adjusted cash flow from operations for 2009 to be between $2.00 and $2.20 per share and for 2010 to be between $2.20 and $2.40 per share. Superior's previous outlook for 2009 as provided in the 2008 third quarter MD&A was between $2.10 and $2.35[(1)] per share. Prior to this outlook, Superior had not disclosed its expectations for 2010. Superior's consolidated adjusted operating cash flow outlook is dependent on the operating results of its four divisions. See the discussion of operating results by division for additional details on Superior's 2009 guidance. In addition to the operating results of Superior's four divisions, significant assumptions underlying Superior's current 2009 and 2010 outlook are:

- Current economic conditions in Canada and the United States prevail for 2009 with a modest improvement in 2010;
- Superior continues to attract capital and obtain financing on acceptable terms;
- The foreign currency exchange rate between the Canadian and US dollar averages 1.18 in 2009 and 1.11 in 2010 on all unhedged foreign currency transactions;
- Superior's average interest rate on floating rate debt remains stable to marginally lower throughout 2009, increasing modestly in 2010;
- Financial and physical counterparties continue to fulfill their obligations to Superior;
- Regulatory authorities do not impose any new regulations impacting Superior;
- EBITDA from operations of the divisions in 2010 is consistent, to modestly improved, compared to 2009; and
- Incremental EBITDA is generated in 2010 from the Port Edward's expansion project, which is due to be completed in the latter half of 2009.

[(1)] Superior's 2009 outlook provided in its 2008 third quarter MD&A for distributable cash flow per share was $1.95 to $2.20. Superior no longer uses distributable cash flow as a key performance measure; accordingly, Superior has restated its 2009 outlook to adjusted operating cash flow per share of $2.10 to $2.35. Adjusted operating cash flow per share does not have a deduction for capital expenditures, which differs from distributable cash flow per share which had a deduction for capital expenditures of $15 million. See "Non-GAAP Financial Measures" for additional details.

Consolidated adjusted operating cash flow for 2008 of $2.18 per share was consistent with Superior's outlook provided in its 2008 third quarter MD&A of $2.15 to $2.25[(1)].

[(1)] Superior's 2008 outlook provided in its 2008 third quarter MD&A for distributable cash flow per share was $2.05 to $2.15. Superior no longer uses distributable cash flow as a key performance measure; accordingly, Superior has restated its 2008 outlook to adjusted operating cash flow per share of $2.15 to $2.25. Adjusted operating cash flow per share does not have a deduction for capital expenditures, which differs from distributable cash flow per share which had a deduction for capital expenditures. See "Non-GAAP Financial Measures" for additional details.

In addition to Superior's significant assumptions detailed above, refer to the section "Risk Factors to Superior" for a detailed review of Superior's significant business risks.

Liquidity and Capital Resources

Superior's revolving term bank credit and term loans before deferred financing fees, including $100.0 million related to the accounts receivable securitization program totaled $577.7 million as at December 31, 2008, an increase of $137.2 million from the prior year. The increase in revolving term bank credits and terms loans is predominately due to the non-cash impact of the appreciation of the US dollar on US dollar denominated debt (approximately a $60 million impact), Superior's transaction with Ballard Power on December 31, 2008 for $46.3 million and the impact of other capital expenditures during the year, offset in part, by operating cash flow in excess of distributions for the year. The facility matures on June 28, 2010 and can be expanded to $600.0 million. See 'Summary of Cash Flows' for a complete summary of Superior's sources and uses of cash.

As at December 31, 2008, debentures before deferred issue costs issued by Superior totaled $247.6 million, which is $0.4 million higher than the balance at December 31, 2007. The change in the stated cost of the Debentures is due to the accretion of the original discount to interest expense during 2008.

Consolidated net working capital was $168.9 million as at December 31, 2008, a decrease of $4.1 million from December 31, 2007 ($173.0 million). Net working capital was consistent with the prior year end as an increase in working capital at ERCO and Winroc as a result of the appreciation of the US dollar on US-denominated working capital, was offset by reduced working capital requirements at Superior Propane as a result of a reduction in the retail cost of propane and reduced working capital at Corporate as a result of the requirement to fund the December 31, 2008

distribution to Superior's trust agent in advance of the payment on January 15, 2008, due to the transaction with Ballard Power. Superior's net working capital requirements are financed from revolving term bank credit facilities and by proceeds raised from a trade accounts receivable sales program.

Proceeds received from Superior's distribution reinvestment plan (DRIP) were $nil for the three months ended December 31, 2008 and $8.9 million for the twelve months ended December 31, 2008. The reduction in proceeds related to the DRIP is the result of Superior announcing on February 28, 2008, that it would suspend the DRIP after the February 2008 distribution. In February of 2009, Superior adopted a dividend reinvestment plan in relation to its conversion to a corporation. The current DRIP can be implemented at Superior's request.

As at December 31, 2008, Superior's senior debt and total debt to bank compliance EBITDA are 2.3 and 3.4 times, respectively, (December 31, 2007, 1.9 and 3.0 times), after taking into account the impact of the off-balance sheet receivable sales program amounts and the impact of cash on hand. These ratios are well within the requirements contained in Superior's debt covenants which restrict its ability to pay distributions. In accordance with Superior's credit facilities, Superior must maintain a consolidated debt to bank compliance EBITDA ratio of not more than 5.0 to 1.0, a consolidated senior debt to bank compliance EBITDA of not more than 3.0 to 1.0 and distributions (including payments to debenture holders) cannot exceed bank compliance EBITDA (plus $25.0 million) on a trailing twelve month rolling basis. At December 31, 2008, the senior debt ratio when calculated in accordance with Superior's senior banking agreements was 2.4 times to 1.0 (December 31, 2007 – 2.0 to 1.0) and the total debt ratio when calculated in accordance with Superior's senior bank agreements was 2.4 times to 1.0 (December 31, 2007 – 2.0 times to 1.0). Total debt to bank compliance EBITDA for purposes of senior credit agreements does not include the Debentures.

Superior has entered into an agreement to sell, with limited recourse, certain accounts receivables on a 30-day revolving basis to an entity sponsored by a Canadian chartered bank to finance a portion of its working capital requirements, which represents an off-balance sheet obligation. The receivables are sold at a discount to face value based on prevailing money market rates. As at December 31, 2008, proceeds of $100.0 million (December 31, 2007 – $100.0 million) had been raised from this program and were used to repay revolving term bank credits. (See Note 4 to the Consolidated Financial Statements). Superior is able to adjust the size of the sales program on a seasonal basis in order to match the fluctuations of its accounts receivable funding requirements. The program requires Superior to maintain a minimum secured credit rating of BB and meet certain collection performance standards. Superior is currently fully compliant with program requirements. The program expires on December 29, 2009.

On October 30, 2008, Superior announced its intention to convert from a trust to a corporation, completing this transaction on December 31, 2008. On October 30, 2008, DBRS confirmed Superior's senior secured notes rating at BBB (low) with a stable outlook. On October 31, 2008, Standard and Poor's confirmed Superior's BBB- (negative outlook) secured long-term debt credit rating. On November 14, 2008, Standard and Poor's removed Superior's negative outlook and confirmed its credit ratings BBB- secured and BB+ unsecured.

Shareholders' Capital

The weighted average number of shares outstanding during the fourth quarter was 88.4 million shares, an increase of 1.1 million shares compared to the prior year quarter, due principally to trust units issued under the DRIP.

As at February 18, 2009, December 31, 2008 and December 31, 2007, the following shares, and securities convertible into shares, were outstanding:

(millions)	**February 18, 2009** Convertible Securities	**February 18, 2009** Shares	**December 31, 2008** Convertible Securities	**December 31, 2008** Shares	December 31, 2007 Convertible Securities	December 31, 2007 Shares
Shares outstanding		**88.4**		**88.4**		87.6
Series 1, 5.75% Debentures (convertible at $36 per share)	**$174.9**	**4.9**	**$174.9**	**4.9**	$174.9	4.9
Series 1, 5.85% Debentures (convertible at $31.25 per share)	**$75.0**	**2.4**	**$75.0**	**2.4**	$75.0	2.4
Warrants (exercisable @ $20 per share until May 2008)	–	–	–	–	2.3	2.3
Shares outstanding, and issuable upon conversion of Debenture and Warrant securities		**95.7**		**95.7**		97.2

Distributions/Dividends Paid to Unitholders/Shareholders

Superior's distributions/dividends to its unitholders/shareholders are dependent on its cash flow from operating activities with consideration for changes in working capital requirements, investing activities and financing activities of Superior. See "Summary of Adjusted Operating Cash Flow" on page 4 and "Summary of Cash Flows" on page 16 for additional details on the sources and uses of Superior's cash flow.

Distributions paid to unitholders in the fourth quarter were $35.8 million or $0.405 per trust unit, compared to $34.1 million or $0.39 per trust unit in the fourth quarter of 2007. Distributions paid to unitholders for the twelve months ended December 31, 2008 were $142.2 million or $1.61 per trust unit, compared to $134.9 million or $1.56 per trust unit for the twelve months ended December 31, 2007. The increase in distributions paid to unitholders is the result of Superior increasing its monthly distribution to $0.135 per trust unit ($1.62 on an annualized basis) from $0.13 per trust unit effective the March 2008 distribution.

For income tax purposes, distributions paid in 2008 of $1.61 per trust unit are classified as other income. A summary of cash distributions since inception and related tax information is posted under the "Investors" section of Superior's website at *www.superiorplus.com*. For 2009, as a result of Superior's conversion to a corporation, Superior's Canadian taxable Shareholders will receive the added benefit of a dividend tax credit compared to their prior tax treatment of trust unit distributions as other income. For the years ended December 31, 2008 and 2007 all distributions to unitholders were in the form of trust unit distributions.

Superior's primary sources and uses of cash have been detailed in the table below

Summary of Cash Flows [1]

(millions of dollars)	Three months ended December 31, **2008**	Three months ended December 31, 2007	Years ended December 31, **2008**	Years ended December 31, 2007
Cash flows from operating activities	**53.5**	9.2	**207.6**	134.3
Investing activities:				
Purchase of property, plant and equipment [2]	**(46.3)**	(5.5)	**(84.2)**	(17.9)
Proceeds on disposal of property, plant and equipment	**4.9**	–	**7.5**	–
Proceeds on disposal of facility	–	–	**4.0**	–
Transaction with Ballard	**(46.3)**	–	**(46.3)**	–
Acquisitions	–	(2.9)	**(24.5)**	(4.3)
Proceeds on the sale of JW Aluminum	–	–	–	1.4
Cash flows from investing activities	**(87.7)**	(8.4)	**(143.5)**	(20.8)
Financing activities:				
Distributions to unitholders	**(35.8)**	(34.1)	**(142.2)**	(134.9)
Repayment of 8%, Series I convertible debentures	–	–	–	(8.1)
Redemption of 8%, Series II convertible debentures	–	(59.2)	–	(59.2)
Proceeds from DRIP	–	8.0	**8.9**	25.3
Revolving term bank credits and term loans	**(7.6)**	73.9	**82.6**	38.4
Net proceeds of accounts receivable securitization program	**100.0**	12.0	–	5.0
Other	**(11.4)**	–	**(11.4)**	0.5
Cash flows from financing activities	**45.2**	0.6	**(62.1)**	(133.0)
Net increase (decrease) in cash from operations	**11.0**	1.4	**2.0**	(19.5)
Cash beginning of period	**5.1**	12.7	**14.1**	33.6
Cash end of period	**16.1**	14.1	**16.1**	14.1

[1] See the fourth quarter Consolidated Statements of Cash Flows for additional details.
[2] See "Consolidated Capital Expenditure Summary" for additional details.

Financial Instruments – Risk Management
Derivative and non-financial derivatives are used by Superior to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. Superior assesses the inherent risks of these instruments by grouping derivative and non-financial derivatives related to the exposures these instruments mitigate. Superior's policy is not to use derivative or non-financial derivative instruments for speculative purposes. Superior does not formally designate its derivatives as hedges, as a result, Superior does not apply hedge accounting and is required to designate its derivatives and non-financial derivatives as held for trading.

Effective 2008, SEM enters into natural gas financial swaps primarily with Constellation Energy Commodities Group Inc. for distributor billed natural gas business in Canada to manage its economic exposure of providing fixed-price natural gas to its customers. Additionally, SEM continues to maintain its historical natural gas swap positions with seven additional counterparties. SEM monitors its fixed-price natural gas positions on a daily basis to evaluate compliance with established risk management policies. SEM maintains a substantially balanced fixed-price natural gas position in relation to its customer supply commitments.

SEM enters into electricity financial swaps with two counterparties to manage the economic exposure of providing fixed-price electricity to its customers. SEM monitors its fixed-price electricity positions on a daily basis to evaluate compliance with established risk management policies. SEM maintains a substantially balanced fixed-price electricity position in relation to its customer supply commitments.

ERCO has entered into fixed-price electricity purchase agreements to manage the economic exposure of certain of its chemical facilities to changes in the market price of electricity, in markets where the price of electricity is not fixed. Substantially all of the fair value with respect to these agreements is with a single counterparty.

Superior Propane enters into various propane forward purchase and sale agreements with more than twenty counterparties to manage the economic exposure of its wholesale customer supply contracts. Superior Propane monitors its fixed-price propane positions on a daily basis to monitor compliance with established risk management policies. Propane maintains a substantially balanced fixed-price propane gas position in relation to its wholesale customer supply commitments.

Superior, on behalf of its operating divisions, enters into foreign currency forward contracts with ten counterparties to manage the economic exposure of Superior's operations to movements in foreign currency exchange rates. SEM and Superior Propane contract a portion of their fixed-price natural gas, and propane purchases and sales in US dollars and enter into forward US dollar purchase contracts to create an effective Canadian dollar fixed-price purchase cost. ERCO enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on production from its Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar debt is also used to mitigate the impact of foreign exchange fluctuations.

As at December 31, 2008, SEM and Superior Propane had hedged approximately 100% of their US dollar natural gas and propane purchase (sales) obligations and ERCO Worldwide had hedged 75%[(3)] and 53%[(3)] of its estimated US dollar exposure for the remainder of 2009 and 2010. The estimated adjusted operating cash flow sensitivity for Superior, including divisional US exposures and the impact on US-denominated debt with respect to a $0.01 change in the Canadian to United States exchange rate for 2009 is $0.2 million, after giving effect to United States forward contracts for 2009, as shown in the table below. Superior's sensitivities and guidance are based on an anticipated Canadian to USD foreign currency exchange rate for 2009 of 1.18.

(US$ millions)	2009	2010	2011	2012	2013	2014 and Thereafter	Total
SEM – US$ forward purchases [(1)]	111.2	61.9	5.4	–	–	–	178.5
Superior Propane – US$ forward purchases (sales)	(1.0)	(1.7)	–	–	–	–	(2.7)
Superior Plus LP [(2)]	–	–	–	–	–	60.0	60.0
ERCO – US$ forward sales [(3)]	(92.2)	(78.4)	(12.0)	–	–	–	(182.6)
Net US $ forward purchases	18.0	(18.2)	(6.6)	–	–	60.0	53.2
SEM – Average US$ forward purchase rate [(1)]	1.21	1.16	1.11	–	–	–	1.19
Superior Propane – Average US$ forward rate	1.08	1.22	–	–	–	–	1.17
Superior Plus LP [(2)]	–	–	–	–	–	1.00	1.00
ERCO – Average US$ forward sales rate [(3)]	1.06	1.06	1.26	–	–	–	1.07
Net average external US$/Cdn$ exchange rate	1.13	1.10	1.21	–	–	1.00	1.11

(1) SEM is now sourcing its fixed-price natural gas requirements in Canadian dollars, as such, SEM will no longer be required to use United States dollar forward contracts to fix its Canadian dollar exposure.

(2) Superior has entered into US$ forward purchase contracts for $60.0 million in relation to the repayment profile of its US dollar senior secured notes. (See Note 6 of the fourth quarter consolidated financial statements).

(3) Does not include the impact of the US$ conversion of ERCO's Port Edwards, Wisconsin chloralkali facility which is anticipated to cost US$130.0 million in aggregate, of which $49.8 million (US$43.4 million) was incurred in 2008, (US$44.8 million cumulatively) with the remaining costs expected in 2009.

Superior has interest rate swaps with a single counterparty to manage the interest rate mix of its total debt portfolio and related overall cost of borrowing. Superior manages its overall liquidity risk in relation to its general funding requirements by utilizing a mix of short-term and longer-term maturity debt instruments. Superior reviews its mix of short-term and longer-term debt instruments on an on-going basis to ensure it is able to meet its liquidity requirements.

Superior utilizes a variety of counterparties in relation to its derivative and non-financial derivative instruments in order to mitigate its counterparty risk. Superior assesses the credit worthiness of its significant counterparties at the inception and throughout the term of a contract. Superior is also exposed to customer credit risk. Superior Propane and Winroc deal with a large number of small customers, thereby reducing this risk. ERCO, due to the nature of its operations, sells its products to a relatively small number of customers. ERCO mitigates its customer credit risk by actively monitoring the overall credit worthiness of its customers. SEM has minimal exposure to customer credit risk as local natural gas and electricity distribution utilities have been mandated, for a nominal fee, to provide SEM with invoicing, collection and the assumption of bad debts risk for residential and small commercial customers. SEM actively monitors the credit worthiness of its industrial customers.

For additional details on Superior's financial instruments, including the amount and classification of gains and losses recorded in Superior's fourth quarter Consolidated Financial Statements and significant assumptions used in the calculation of the fair value of Superior's financial instruments see Note 8 to the fourth quarter Consolidated Financial Statements.

In the normal course of business, Superior is subject to lawsuits and claims. Superior believes the resolution of these matters will not have a material adverse effect, individually or in the aggregate, on Superior's liquidity, consolidated financial position or results of operations. Superior records costs as they are incurred or when they become determinable.

Critical Accounting Policies and Estimates
Superior's unaudited fourth quarter Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The significant accounting policies are described in the Consolidated Financial Statements, see Note 2 on pages 49 to 55 of the 2007 annual report. Certain of these accounting policies, as well as estimates made by management in applying such policies, are recognized as critical because they require management to make subjective or complex judgments about matters that are inherently uncertain. Our critical accounting estimates relate to the allowance for doubtful accounts, employee future benefits, future income tax assets and liabilities, the valuation of derivatives and non-financial derivatives and asset impairments and the assessment of potential asset retirement obligations.

Changes in Accounting Policies
Inventory
On January 1, 2008, Superior adopted CICA Handbook Section 3031 *Inventory*. This section provides increased guidance on the determination of the cost and financial statement presentation of inventory. The implementation of Section 3031 impacts the calculation of the cost of inventory at ERCO Worldwide, due to the requirement to inventory the cost of certain fixed overhead items, principally, the amortization of property, plant and equipment. Additionally, Section 3031 requires that amortization that is inventoried be classified as a component of costs of product sold. Previously, all amortization was expensed and classified on the income statement as amortization. Superior adopted Section 3031 retrospectively, but did not restate prior periods. Accordingly, Superior increased the carrying value of its inventory as at January 1, 2008 by $1.2 million, with a corresponding decrease to Superior's opening accumulated deficit; comparative earnings and inventory balances for prior periods have not been restated.

Financial Instruments – Disclosure and Presentation
On January 1, 2008, Superior adopted CICA Handbook Section 3862 *Financial Instruments – Disclosures* and Handbook Section 3863 *Financial Instruments – Presentation*. These standards provide enhanced disclosure and presentation requirements, with an increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages these risks.

Capital Disclosures
On January 1, 2008, Superior adopted CICA Handbook Section 1535 *Capital Disclosures*. This section requires the disclosure of (i) Superior's objectives, policies and processes for managing capital; (ii) quantitative data about what Superior regards as capital; (iii) whether Superior has complied with any capital requirements; and (iv) if Superior has not complied, the consequences of such non-compliance.

Future Accounting Changes
Goodwill and Intangible Assets
In February 2008, the CICA issued Handbook Section 3064, *Goodwill and Intangible Assets*, replacing Handbook Section 3062, *Goodwill and Other Intangible Assets* and Handbook Section 3450, *Research and Development Costs*. The purpose of Section 3064 is to provide more specific guidance on the recognition of internally developed intangible assets and requires that research and development expenditures be evaluated against the same criteria as expenditures for intangible assets. The Section harmonizes Canadian GAAP with IFRS and applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Superior does not anticipate that this Section will have a material impact on its consolidated financial statements.

International Financial Reporting Standards
The Accounting Standards Board of Canada (AcSB) has announced plans that will require the convergence of Canadian GAAP with International Financial Reporting Standards (IFRS) for publicly accountable enterprises, including Superior Plus Corp. The changeover date from Canadian GAAP to IFRS is for annual and interim financial statements relating to fiscal years beginning on or after January 1, 2011.

During 2008, Superior formed an IFRS project team to develop an IFRS transition plan. Superior's approach is to assess and coordinate ongoing training requirements in conjunction with the development of a comprehensive diagnostic/planning document throughout the first and second quarters of 2009. Superior's diagnostic plan will include the assessment of differences between Canadian GAAP and IFRS, options available under IFRS, potential system

requirements as a result of the adoption of IFRS, and the impact on internal controls and other business activities. Upon completion of a comprehensive diagnostic, Superior will focus its efforts on the development and execution of a detailed IFRS transition plan.

At this time, Superior is unable to reasonably estimate the impact that the adoption of IFRS may have on its future operating results or financial position. Superior's preliminary assessment of areas that may have a significant impact upon adoption of IFRS consist of, but may not be limited to:

- Property, plant and equipment may be impacted by the requirement to record, disclose and amortize on the basis of material components;
- Employee future benefit obligations will be impacted as IFRS does not allow the deferral of certain actuarial gains and losses which are currently deferred under Canadian GAAP;
- Asset impairments recorded in prior years, under certain circumstances, are eligible to be reversed under IFRS;
- The classification of financial statement items may differ under IFRS; and
- Financial statement disclosures under IFRS tend to be more robust then those under Canadian GAAP.

Superior will continue to assess the impact of IFRS throughout 2009, including the impact on its consolidated financial statements, financial reporting systems and internal control systems.

Quarterly Financial and Operating Information

	2008				2007			
	Quarter				Quarter			
(millions of dollars except per share amounts)	Fourth	Third	Second	First	Fourth	Third	Second	First
Propane sales volumes (millions of litres)	390	244	274	469	416	256	280	477
Chemical sales volumes (thousands of metric tonnes)	160	188	188	191	194	187	193	194
Natural gas sales volumes (millions of GJs)	8	8	8	9	9	9	9	10
Electricity sales volumes (millions of KWh)	28	18	14	10	–	–	–	–
Gross profit	193.1	152.8	153.3	169.9	185.8	145.9	144.4	185.7
Net earnings (loss) from continuing operations	(19.9)	(203.9)	164.3	127.2	64.5	(25.9)	(25.5)	106.3
Net earnings (loss)	(19.9)	(203.9)	164.3	127.2	64.5	(26.9)	(25.5)	107.7
Per share from continuing operations, basic	$(0.23)	$(2.31)	$1.86	$1.44	$0.74	$(0.30)	$(0.30)	$1.24
Per share from continuing operations, diluted	$(0.23)	$(2.31)	$1.86	$1.44	$0.74	$(0.30)	$(0.30)	$1.24
Per share, basic	$(0.23)	$(2.31)	$1.86	$1.44	$0.74	$(0.31)	$(0.30)	$1.26
Per share, diluted	$(0.23)	$(2.31)	$1.86	$1.44	$0.74	$(0.31)	$(0.30)	$1.26
Adjusted operating cash flow	65.0	33.5	38.1	55.7	64.9	30.3	21.7	62.6
Per share, basic	$0.74	$0.38	$0.43	$0.63	$0.74	$0.35	$0.25	$0.73
Per share, diluted	$0.74	$0.38	$0.43	$0.63	$0.74	$0.35	$0.25	$0.73
Net working capital (1)	168.9	252.2	231.4	273.9	173.0	141.9	134.1	162.7

(1) Net working capital reflects amounts as at the quarter end and is comprised of cash and cash equivalents, accounts receivable and inventories, less bank indebtedness, accounts payable and accrued liabilities.

Reconciliation of Net Earnings (Loss) to EBITDA from Operations [1] [2]

For the three months ended December 31, 2008	**Superior Propane**	**ERCO**	**Winroc**	**SEM**
Net earnings (loss) from continuing operations	33.2	18.9	12.3	(70.5)
Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	1.1	2.4	1.2	0.1
Amortization included in cost of sales	–	10.1	–	–
Superior Propane non-cash pension expense	0.5	–	–	–
Unrealized (gains) losses on financial instruments	4.5	1.5	–	68.9
EBITDA from operations	**39.3**	**32.9**	**13.5**	**(1.5)**

For the three months ended December 31, 2007	**Superior Propane**	**ERCO**	**Winroc**	**SEM**
Net earnings (loss) from continuing operations	39.5	0.8	9.5	32.2
Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	2.0	11.1	1.0	–
Superior Propane non-cash pension expense	0.6	–	–	–
Unrealized (gains) losses on financial instruments	(3.0)	11.2	–	(29.4)
Strategic plan costs	–	3.6	–	–
EBITDA from operations	39.1	26.7	10.5	2.8

For the year ended December 31, 2008	**Superior Propane**	**ERCO**	**Winroc**	**SEM**
Net earnings from continuing operations	75.2	90.3	33.0	(61.0)
Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	12.4	6.5	4.4	0.3
Amortization included in cost of sales	–	38.9	–	–
Superior Propane non-cash pension expense	2.4	–	–	–
Unrealized (gains) losses on financial instruments	6.8	(15.2)	–	67.2
Strategic plan costs	–	(4.0)	–	–
EBITDA from operations	**96.8**	**116.5**	**37.4**	**6.5**

For the year ended December 31, 2007	**Superior Propane**	**ERCO**	**Winroc**	**SEM**
Net earnings (loss) from continuing operations	83.9	38.8	32.5	18.6
Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	15.7	42.6	4.2	–
Management internalization costs	–	–	–	–
Superior Propane non-cash pension expense	1.7	–	–	–
Unrealized (gains) losses on financial instruments	(2.3)	5.5	–	(6.9)
Strategic plan costs	0.4	4.9	–	0.4
EBITDA from operations	99.4	91.8	36.7	12.1

(1) See the fourth quarter Consolidated Financial Statements for net earnings (loss), amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs, tax expense (recovery), management internalization costs, non-cash pension expense and unrealized (gains) losses on financial instruments.

(2) See "Non-GAAP Financial Measures" for additional details.

Risk Factors to Superior

The risks factors and uncertainties detailed below are a summary of Superior's assessment of its material risk factors as identified in Superior's 2007 Annual Information Form under the heading "Risk Factors". For a detailed discussion of these risks see Superior's 2007 Annual Information Form filed on the Canadian Securities Administrator's website, www.sedar.com and Superior's website, www.superiorplus.com.

Risks to Superior

Superior is entirely dependent upon the operations and assets of Superior LP. Superior's ability to make dividend payments to shareholders is dependent upon the ability of Superior LP to make distributions on its outstanding limited partnership units as well as the operations and business of Superior LP.

Although Superior intends to distribute the income allocated from Superior LP, less the amount of its expenses, indebtedness and other obligations and less amounts, if any, Superior pays in connection with the redemption of common shares, there is no assurance regarding the amounts of cash to be distributed by Superior LP or generated by Superior LP and therefore funds available for dividends to shareholders. The actual amount distributed in respect of the limited partnership units will depend on a variety of factors including, without limitation, the performance of Superior LP's operating businesses, the effect of acquisitions or dispositions on Superior LP, and other factors that may be beyond the control of Superior LP or Superior. In the event significant sustaining capital expenditures are required by Superior LP or the profitability of Superior LP declines, there would be a decrease in the amount of cash available for dividends to shareholders and such decrease could be material.

Superior's dividend policy and the distribution policy of Superior LP are subject to change at the discretion of the board of directors of Superior or the board of directors of Superior General Partner Inc., the General Partner of Superior LP, as applicable. Superior's dividend policy and the distribution policy of Superior LP are also limited by contractual agreements including agreements with lenders to Superior and its affiliates and by restrictions under corporate law.

The credit facilities of Superior LP contain covenants that require Superior LP to meet certain financial tests and that restrict, among other things, the ability of Superior LP to incur additional debt, dispose of assets or pay dividends/distributions in certain circumstances. These restrictions may preclude Superior LP from returning capital or making distributions on the limited partnership units.

The payout by Superior LP of substantially all of its available cash flow means that capital expenditures to fund growth opportunities can only be made in the event that other sources of financing are available. Lack of access to such additional financing could limit the future growth of the business of Superior LP and, over time, have a material adverse effect on the amount of cash available for dividends to Shareholders.

To the extent that external sources of capital, including public and private markets, become limited or unavailable, Superior's and Superior LP's ability to make the necessary capital investments to maintain or expand the current business and to make necessary principal payments, uncertainties and assumptions under its term credit facilities may be impaired.

Superior maintains a substantial floating interest rate exposure through a combination of floating interest rate borrowings and the use of derivative instruments. Demand levels for approximately half of Superior Propane's sales and substantially all of ERCO and Winroc's sales are affected by general economic trends. Generally speaking, when the economy is strong, interest rates increase as does sales demand from Superior's customers, thereby increasing Superior's ability to pay higher interest costs and vice versa. In this way, there is a common relationship between economic activity levels, interest rates and Superior's ability to pay higher or lower rates.

A portion of Superior's net cash flows are denominated in US dollars. Accordingly, fluctuations in the Canadian/US dollar exchange rate can impact profitability.

The timing and amount of capital expenditures incurred by Superior LP or by its subsidiaries will directly affect the amount of cash available to Superior for dividends to shareholders. Dividends may be reduced, or even eliminated, at times when significant capital expenditures are incurred or other unusual expenditures are made.

If the board of directors of Superior decides to issue additional common shares, preferred shares or securities convertible into common shares, existing shareholders may suffer significant dilution.

Superior is or may be exposed to third-party credit risk relating to any obligations of Ballard that are not transferred, or if transferred, from which obligations Superior has not been released. Superior has, through the contractual provisions in the Arrangement Agreement, the indemnity agreement and the divestiture agreement contemplated thereby, and through securing certain insurance coverage, attempted to ensure that the liabilities and obligations relating to the business of Ballard are transferred to and assumed by New Ballard, that Superior is released from any such obligations and, even where such transfer or release is not effective or is not obtained, Superior is indemnified by New Ballard for all such obligations. However, in the event New Ballard fails or is unable to meet such contractual obligations to Superior and to the extent any applicable insurance coverage is not available, Superior may be liable for such obligations which could have a material adverse effect on the business, financial condition and results of operations of Superior.

Although Superior has conducted investigations of, and engaged legal counsel to review, the corporate, legal, financial and business records of Ballard and attempted to ensure, through the contractual provisions in the agreement entered into with Ballard in connection with Superior's corporate conversion (the Arrangement Agreement), the indemnity agreement and the divestiture agreement, and through securing certain insurance coverage, that the liabilities and obligations relating to the business of Ballard are transferred to and assumed by the new corporation which continued to carry on Ballard's business (New Ballard), there may be liabilities or risks that Superior may not have uncovered in its due diligence investigations, or that may have an unanticipated material adverse effect on Superior. These liabilities and risks could have, individually or in the aggregate, a material adverse effect on the business, financial condition and results of operations of Superior.

The steps under the plan of arrangement pursuant to which the corporate conversion was completed (the Plan of Arrangement) were structured to be tax-deferred to the Fund and Fund unitholders based certain proposals to facilitate tax deferred conversions of certain mutual fund trusts into taxable Canadian corporations (the SIFT Reorganization Amendments) proposed by the Department of Finance on July 14, 2008. Although there has been no suggestion that the Department of Finance is not committed to passing the SIFT Reorganization Amendments with its originally proposed effective date of July 14, 2008, if the SIFT Reorganization Amendments are not passed in their current form or other legislation or amendments to existing legislation are proposed or announced, there is a risk that the tax consequences contemplated by the Fund or the tax consequences of the Plan of Arrangement to the Fund and the unitholders may be materially different from the tax consequences described in the Plan of Arrangement. While Superior is confident in its position, there is a possibility that the Canada Revenue Agency could successfully challenge the tax consequences of the Plan of Arrangement or prior transactions of Ballard, or that legislation could be enacted or amended resulting in different tax consequences from those contemplated in the Plan of Arrangement for Superior. Such a challenge or legislation could potentially affect the availability or amount of the tax basis or other tax accounts of Superior.

Risks to the Businesses

Superior Propane

Propane is sold in competition with other energy sources such as fuel oil, electricity and natural gas, along with alternative energy sources that are currently under development. In addition to competition from other energy sources, Superior Propane competes with other retail marketers. Superior Propane's ability to remain an industry leader depends on its ability to provide reliable service at competitive selling prices.

Weather and general economic conditions affect propane market volumes. Weather influences the demand for propane primarily for space heating uses and also for agricultural applications.

The trend towards increased conservation measures and technological advances in energy efficiency may have a detrimental effect on propane demand and Superior Propane's sales. Further, increases in the cost of propane encourage customers to conserve fuel and to invest in more energy-efficient equipment, reducing demand. Changes in propane supply costs are normally passed through to customers, but timing lags (the time between when Superior Propane purchases the propane and when the customer purchases the propane) may result in positive or negative gross margin fluctuations.

Superior Propane offers its customers various fixed-price propane programs. In order to mitigate the price risk from offering these services, Superior Propane uses its physical inventory position, supplemented by forward commodity transactions with various third parties having terms and volumes substantially the same as its customers' contracts. In periods of high propane price volatility the fixed price programs create exposure to over or under supply positions as the demand from customers may significantly exceed or fall short of supply procured. In addition, if propane prices decline significantly subsequent to customers signing up for a fixed price program there is a risk that customers will default on their commitments.

Superior Propane's operations are subject to the risks associated with handling, storing and transporting propane in bulk. Slight quantities of propane may also be released during transfer operations. To mitigate risks, Superior Propane has established a comprehensive program directed at environmental, health and safety protection. This program consists of an environmental policy, codes of practice, periodic self-audits, employee training, quarterly and annual reporting and emergency prevention and response.

Approximately 22% of Superior Propane's employees are unionized. Collective bargaining agreements are renegotiated in the normal course of business.

ERCO

ERCO competes with sodium chlorate, chloralkali and potassium producers on a worldwide basis. Key competitive factors include price, product quality, logistics capability, reliability of supply, technical capability and service. The end-use markets for ERCO's products are correlated to the general economic environment and the competitiveness of its customers, all of which are outside of its control.

ERCO has long-term electricity contracts or electricity contracts that renew automatically with power producers in each of the jurisdictions where its plants are located. There is no assurance that ERCO will continue to be able to secure adequate supplies of electricity at reasonable prices or on acceptable terms.

Potassium Chloride (KCl) is a major raw material used in the production of potassium hydroxide at ERCO's Port Edwards, Wisconsin facility. Substantially all of ERCO's KCl is received from Potash Corporation of Saskatchewan (Potash). ERCO currently has a limited ability to source KCl from additional suppliers.

ERCO is exposed to fluctuations in the US dollar and the euro to the Canadian dollar.

ERCO's operations involve the handling, production, transportation, treatment and disposal of materials that are classified as hazardous and are regulated by environmental and health and safety laws, regulations and requirements. The potential exists for the release of highly toxic and lethal substances, including chlorine. Equipment failure could result in damage to facilities, death or injury and liabilities to third parties. If at any time the appropriate regulatory authorities deem any of the facilities unsafe, they may order that such facilities be shut down.

ERCO's operations and activities in various jurisdictions require regulatory approvals for the handling, production, transportation and disposal of chemical products and waste substances. The failure to obtain or comply fully with such applicable regulatory approvals may materially adversely affect ERCO.

Approximately 25% of ERCO employees are unionized. Collective bargaining agreements are renegotiated in the normal course of business.

Winroc

Winroc competes with other specialty construction distributors servicing the builder/contractor market, in addition to big-box home centres and independent lumber yards. Winroc's ability to remain competitive depends on its ability to provide reliable service at competitive prices.

Demand for walls and ceilings building materials is affected by changes in general and local economic factors including demographic trends, employment levels, interest rates, consumer confidence and overall economic growth. These factors in turn impact the level of existing housing sales, new home construction, new non-residential construction, and office/commercial space turnover, all of which are significant factors in the determination of demand for Winroc's products and services.

Approximately 8% of Winroc's employees are unionized. Collective bargaining agreements are renegotiated in the normal course of business.

SEM

New entrants in the energy retailing business may enter the market and compete directly for the customer base that SEM targets, slowing or reducing its market share.

SEM purchases natural gas to meet its estimated commitments to its customers based upon their historical consumption. Depending on a number of factors, including weather, customer attrition and poor economic conditions affecting commercial customers' production levels, customers'combined natural gas consumption may vary from the volume purchased. This variance must be reconciled and settled at least annually and may require SEM to purchase or sell natural gas at market prices which may have an adverse impact on the results of this business. To mitigate balancing risk, SEM closely monitors its balancing position and takes measures such as adjusting gas deliveries and transferring gas between pools of customers, so that imbalances are minimized. In addition, SEM maintains a reserve for potential balancing costs. The reserve is reviewed on a monthly basis to ensure that it is sufficient to absorb any losses that might arise from balancing.

SEM matches its customers' estimated electricity requirements by entering into electricity swaps in advance of acquiring customers. Depending on several factors, including weather, customers' energy consumption may vary from the volumes purchased by SEM. SEM is able to invoice existing commercial electricity customers for balancing charges when the amount of energy used is greater than or less than 10% of the amount of energy that SEM estimated. In certain circumstances, there can be balancing issues for which SEM is responsible when customer aggregation forecasts are not realized.

SEM resources its fixed-price term natural gas sales commitments by entering into various physical natural gas and US dollar foreign exchange purchase contracts for similar terms and volumes to create an effective Canadian dollar fixed-price cost of supply. SEM transacts with nine financial and physical natural gas counterparties. There can be no assurance that any of these counterparties will not default on any of their obligations to SEM. However, the financial condition of each counterparty is evaluated and credit limits are established to minimize SEM's exposure to this risk. There is also a risk that supply commitments and foreign exchange positions may become unmatched; however, this is monitored daily in compliance with SEM's risk management policy.

SEM must retain qualified sales agents in order to properly execute its business strategy. The continued growth of SEM is reliant on the services of agents to sign up new customers. There can be no assurance that competitive conditions will allow these agents to achieve these customer additions. Lack of success in the marketing programs of SEM would limit future growth of the cash flow.

SEM operates in the highly regulated energy industry in Ontario, British Columbia and Quebec. Changes to existing legislation could impact this business's operations. As part of the current regulatory framework, local delivery companies are mandated to perform certain services on behalf of SEM, including invoicing, collection, assuming specific bad debt risks and storage and distribution of natural gas. Any elimination or changes to these rules could have a significant adverse effect on the results of this business.

In November of 2008, Ontario MPP David Ramsay's private members Bill 131 was introduced and passed second reading. The bill was scheduled to go the Ontario Provincial Parliament's Standing Committee on Regulations and Private Bills in February 2009. If it were to pass through committee and pass third reading, it could receive Royal Assent. The bill contains several consumer protection measures, such as the requirement for a written re-affirmation with the customer. The bill, if passed, could negatively impact the acquisition of residential natural gas and power customers in Ontario.

SUPERIOR PLUS CORP. (formerly Superior Plus Income Fund)
Consolidated Balance Sheets

As at December 31 (millions of dollars)	**2008**	2007
Assets		
Current Assets		
Cash and cash equivalents	**16.1**	14.1
Accounts receivable and other (Note 5 and 8)	**246.8**	265.8
Future income tax asset (Note 9)	**65.9**	–
Inventories	**136.5**	105.2
Current portion of unrealized gains on financial instruments (Note 8)	**42.0**	48.0
	507.3	433.1
Property, plant and equipment	**553.8**	514.4
Customer acquisition costs	**17.7**	17.4
Intangible assets	**28.8**	23.5
Goodwill	**472.7**	451.8
Accrued pension asset	**19.5**	21.9
Future income tax asset (Note 9)	**319.0**	20.3
Long-term portion of unrealized gains on financial instruments (Note 8)	**108.1**	60.4
	2,026.9	1,542.8
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	**230.5**	212.1
Current portion of term loans (Note 6)	**13.0**	3.9
Distributions and interest payable to shareholders and debentureholders	**0.7**	12.1
Current portion of deferred credit (Note 9)	**63.3**	–
Current portion of unrealized losses on financial instruments (Note 8)	**87.8**	51.1
	395.3	279.2
Revolving term bank credits and term loans (Note 6)	**462.8**	334.1
Convertible unsecured subordinated debentures (Note 7)	**241.7**	240.0
Future employee benefits	**18.0**	18.5
Deferred credit (Note 9)	**244.4**	–
Long-term portion of unrealized losses on financial instruments (Note 8)	**90.5**	54.3
Total Liabilities	**1,452.7**	926.1
Shareholders' Equity		
Shareholders' capital (Note 10)	**1,375.7**	1,366.8
Accumulated deficit	**(803.1)**	(729.8)
Accumulated other comprehensive income (loss) (Note 10)	**1.6**	(20.3)
	(801.5)	(750.1)
Total Shareholders' Equity	**574.2**	616.7
	2,026.9	1,542.8

(See Notes to the Fourth Quarter Consolidated Financial Statements)

SUPERIOR PLUS CORP. (formerly Superior Plus Income Fund)
Consolidated Statements of Net Earnings (Loss), Comprehensive Income (Loss) and Deficit

(unaudited, millions of dollars except per trust unit amounts)	Three months ended December 31 **2008**	2007	Year ended December 31 **2008**	2007
Revenues	**658.5**	670.5	**2,487.3**	2,350.5
Cost of products sold (Note 1(b))	**(462.4)**	(480.7)	**(1,860.1)**	(1,676.9)
Realized gains (losses) on financial instruments (Note 8)	**(3.0)**	(4.0)	**41.9**	(11.8)
Gross profit	**193.1**	185.8	**669.1**	661.8
Expenses				
Operating and administrative	**131.0**	112.4	**470.8**	439.7
Amortization of property, plant and equipment (Note 1(b))	**3.3**	13.0	**18.3**	57.6
Amortization of intangible assets	**1.5**	1.1	**5.3**	4.9
Interest on revolving term bank credits and term loans	**5.5**	6.5	**23.7**	25.2
Interest on convertible unsecured subordinated debentures	**3.6**	4.2	**14.8**	19.5
Accretion of convertible debenture issue costs	**0.3**	1.1	**1.4**	2.8
Gain on disposal of facility	–	–	**(4.0)**	–
Management internalization costs	–	–	–	0.5
Unrealized losses (gains) on financial instruments (Note 8)	**83.6**	(26.3)	**61.2**	(2.7)
	228.8	112.0	**591.5**	547.5
Net earnings (loss) from continuing operations, before income taxes	**(35.7)**	73.8	**77.6**	114.3
Income tax recovery (expense) (Note 9)	**15.8**	(9.3)	**(9.9)**	5.1
Net earnings (loss) from continuing operations	**(19.9)**	64.5	**67.7**	119.4
Net earnings (loss) from discontinued operations (Note 3)	–	–	–	0.4
Net Earnings (Loss)	**(19.9)**	64.5	**67.7**	119.8
Net earnings (loss)	**(19.9)**	64.5	**67.7**	119.8
Other comprehensive income (loss), net of tax:				
Unrealized foreign currency gains (losses) on translation of self-sustaining foreign operations	**23.3**	(1.4)	**30.1**	(13.6)
Reclassification of derivative gains and losses previously deferred	**(0.8)**	(2.8)	**(8.2)**	11.3
Comprehensive Income (Loss)	**2.6**	60.3	**89.6**	117.5
Deficit, Beginning of Period	**(747.4)**	(760.2)	**(729.8)**	(714.7)
Cumulative impact of adopting new accounting requirements for inventory (Note 1(b))	–	–	**1.2**	–
Net earnings (loss)	**(19.9)**	64.5	**67.7**	119.8
Dividends/Distributions to Shareholders	**(35.8)**	(34.1)	**(142.2)**	(134.9)
Deficit, End of Period	**(803.1)**	(729.8)	**(803.1)**	(729.8)
Net earnings (loss) per share from continuing operations, basic and diluted (Note 11)	**$(0.23)**	$0.74	**$0.77**	$1.38
Net earnings (loss) per share from discontinued operations, basic and diluted (Note 11)	–	–	–	–
Net earnings (loss) per share, basic and diluted (Note 11)	**$(0.23)**	$0.74	**$0.77**	$1.38

(See Notes to the Fourth Quarter Consolidated Financial Statements)

SUPERIOR PLUS CORP. (formerly Superior Plus Income Fund)
Consolidated Statements of Cash Flows

(unaudited, millions of dollars)	Three months ended December 31 **2008**	2007	Year ended December 31 **2008**	2007
Operating Activities				
Net earnings (loss)	**(19.9)**	64.5	**67.7**	119.8
Net earnings from discontinued operations	–	–	–	(0.4)
Items not affecting cash:				
Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	**5.1**	15.2	**25.0**	65.3
Amortization of customer acquisition costs	**1.6**	1.6	**6.5**	6.6
Amortization included in cost of sales (Note 1(b))	**10.1**	–	**38.9**	–
Pension expense	**0.5**	0.6	**2.4**	1.7
Unrealized losses (gains) on financial instruments	**83.6**	(26.3)	**61.2**	(2.7)
Future income tax expense (recovery)	**(19.4)**	7.4	**(3.9)**	(10.4)
Customer acquisition costs	**(1.8)**	(3.6)	**(6.8)**	(10.9)
Proceeds on disposal of facility	–	–	**(4.0)**	–
Decrease (increase) in non-cash operating working capital items	**(6.3)**	(50.2)	**20.6**	(34.7)
Cash flows from operating activities	**53.5**	9.2	**207.6**	134.3
Investing Activities				
Purchase of property, plant and equipment	**(46.3)**	(8.0)	**(84.2)**	(22.3)
Proceeds on disposal of property, plant and equipment	**4.9**	2.5	**7.5**	4.4
Proceeds on disposal of facility	–	–	**4.0**	–
Transaction with Ballard Power Systems Inc. (Note 9)	**(46.3)**	–	**(46.3)**	–
Acquisitions (Note 4)	–	(2.9)	**(24.5)**	(4.3)
Proceeds on sale of JW Aluminum Company (Note 3)	–	–	–	1.4
Cash flows from investing activities	**(87.7)**	(8.4)	**(143.5)**	(20.8)
Financing Activities				
Revolving term bank credits and term loans	**(7.6)**	73.9	**82.6**	38.4
Repayment of 8%, Series I subordinated unsecured convertible debentures	–	–	–	(8.1)
Repayment of 8%, Series II subordinated unsecured convertible debentures	–	(59.2)	–	(59.2)
Net proceeds of accounts receivable sales program	**100.0**	12.0	–	5.0
Proceeds from distribution reinvestment program	–	8.0	**8.9**	25.3
Receipt of management internalization loans receivable	–	–	–	0.5
Decrease in non-cash operating working capital	**(11.4)**	–	**(11.4)**	–
Distributions to unitholders	**(35.8)**	(34.1)	**(142.2)**	(134.9)
Cash flows from financing activities	**45.2**	0.6	**(62.1)**	(133.0)
Net increase (decrease) in cash	**11.0**	1.4	**2.0**	(19.5)
Cash and cash equivalents, beginning of period	**5.1**	12.7	**14.1**	33.6
Cash and cash equivalents, end of period	**16.1**	14.1	**16.1**	14.1

(See Notes to the Fourth Quarter Consolidated Financial Statements)

Notes to Fourth Quarter Consolidated Financial Statements

(unaudited, tabular amounts in millions of dollars, unless noted otherwise, except per share amounts)

1. Accounting Policies

(a) Organization and Basis of Presentation

Superior Plus Corp. (Superior) is an incorporated entity under the Canada Business Corporations Act. Superior, directly and indirectly, owns 100% interest in Superior Plus LP. Superior does not conduct active business operations but rather distributes to shareholders the income it receives from Superior Plus LP in the form of partnership allocations, net of expenses and interest payable on the convertible unsecured subordinated debentures (the Debentures). Superior's investments in Superior Plus LP are financed by share capital and Debentures.

On December 31, 2008, Superior Plus Income Fund (the Fund) completed a transaction with Ballard Power Systems Inc. (Ballard) which resulted in Superior converting from a publicly traded income trust to a publicly traded corporation. The transaction resulted in the unitholders of the Fund becoming shareholders of Superior with no substantive changes to the underlying business operations.

The accompanying unaudited fourth quarter Consolidated Financial Statements have been prepared according to Canadian generally accepted accounting principles (GAAP), applied on a consistent basis, and include the accounts of Superior and its wholly owned subsidiaries. Superior Plus Corp. is considered a continuation of Superior Plus Income Fund; as such, these consolidated financial statements follow the continuity of interests method of accounting. Under the continuity of interests method of accounting, Superior's transfer of the assets, liabilities and equity from the Fund to Superior are recorded at their net book values as at December 31, 2008. As a result of the application of the continuity of interests method of accounting, certain terms such as shareholder/unitholder and dividend/distribution may be used interchangeably throughout these Consolidated Financial Statements. For the years ended December 31, 2008 and 2007 all dividends/distributions to shareholders/unitholders were in the form of trust unit distributions. These unaudited fourth quarter Consolidated Financial Statements do not conform in all respects to the note disclosure requirement of GAAP for annual financial statements as certain information and disclosures included in the annual financial statements notes have been condensed or omitted. These fourth quarter Consolidated Financial Statements and notes thereto should be read in conjunction with Superior's financial statements for the year ended December 31, 2007, except as noted in Note 1(b). All significant transactions and balances between Superior and Superior's subsidiaries have been eliminated on consolidation.

(b) Changes in Accounting Policies

Financial Instruments

Inventory

On January 1, 2008, Superior adopted CICA Handbook Section 3031 *Inventory*. This section provides increased guidance on the determination of the cost and financial statement presentation of inventory. The implementation of Section 3031 impacts the calculation of the cost of inventory at ERCO Worldwide, due to the requirement to inventory the cost of certain fixed overhead items, principally, the amortization of property, plant and equipment. Additionally, Section 3031 requires that amortization that is inventoried be classified as a component of costs of product sold. Previously, all amortization was expensed and classified on the income statement as amortization. Superior adopted Section 3031 retrospectively, but did not restate prior periods. Accordingly, Superior increased the carrying value of its inventory as at January 1, 2008 by $1.2 million, with a corresponding decrease to Superior's opening accumulated deficit; comparative earnings and inventory balances for prior periods have not been restated.

Financial Instruments – Disclosure and Presentation

On January 1, 2008, Superior adopted CICA Handbook Section 3862 *Financial Instruments – Disclosures* and Handbook Section 3863 *Financial Instruments – Presentation*. These standards provide enhanced disclosure and presentation requirements, with an increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages these risks.

Capital Disclosures

On January 1, 2008, Superior adopted CICA Handbook Section 1535 *Capital Disclosures*. This section requires the disclosure of (i) Superior's objectives, policies and processes for managing capital; (ii) quantitative data about what Superior regards as capital; (iii) whether Superior has complied with any capital requirements; and (iv) if Superior has not complied, the consequences of such non-compliance.

(c) Future Accounting Changes

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, *Goodwill and Intangible Assets*, replacing Handbook Section 3062, *Goodwill and Other Intangible Assets* and Handbook Section 3450, *Research and Development Costs*. The purpose of Section 3064

is to provide more specific guidance on the recognition of internally developed intangible assets and requires that research and development expenditures be evaluated against the same criteria as expenditures for intangible assets. The Section harmonizes Canadian GAAP with IFRS and applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Superior does not anticipate that this Section will have a material impact on its consolidated financial statements.

International Financial Reporting Standards
The Accounting Standards Board of Canada (AcSB) has announced plans that will require the convergence of Canadian GAAP with International Financial Reporting Standards (IFRS) for publicly accountable enterprises, including Superior. The changeover date from Canadian GAAP to IFRS is for annual and interim financial statements relating to fiscal years beginning on or after January 1, 2011. Superior is currently assessing the future impact of these new standards on its consolidated financial statements.

(d) Business Segments
Superior operates four distinct business segments: a propane distribution and related services business operating under the Superior Propane trade name; a specialty chemicals manufacturer operating under the ERCO Worldwide trade name (ERCO); a construction products distribution business operating under the Winroc trade name; and a fixed-price energy services business operating under the Superior Energy Management trade name (SEM). (See Note 12.)

2. Seasonality of Operations
Superior Propane
Propane sales typically peak in the first quarter when approximately one-third of annual propane sales volumes and gross profits are generated due to the demand from heating end-use customers. They then decline through the second and third quarters rising seasonally again in the fourth quarter with heating demand. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, and normally decline to seasonally low levels in the second and third quarters. Net working capital levels are also significantly influenced by wholesale propane prices.

Winroc
Winroc's sales typically peak during the second and third quarters with the seasonal increase in building and remodeling activities. They then decline through the first and fourth quarters. Similarly, net working capital levels are typically at seasonally high levels during the second and third quarter, and normally decline to seasonally low levels in the first and fourth quarters.

3. Disposition – JW Aluminum
In July of 2006, Superior announced the results of its strategic review designed to maximize Unitholder value which included the decision to sell JWA in order to reduce debt levels and refocus its operations on its existing Canadian businesses. Accordingly, effective July 1, 2006, JWA's balance sheet, results of operations and cash flows were classified as discontinued operations on a retroactive basis.

On December 7, 2006, Superior completed the sale of all the issued and outstanding shares of JWA on a cash and debt-free basis to Wellspring Capital Management LLC, for total consideration of $356.1 million (US $310.1 million), net of $4.9 million (US $4.3 million) in disposition costs. Final post closing adjustments were completed during 2007 and accordingly, $0.4 million in net earnings from discontinued operations for the twelve months ended December 31, 2007 were recorded. There was no impact on the balance sheet or the statement of cash flows for the period ended December 31, 2007.

4. Acquisitions

On June 4, 2008 Superior Propane acquired certain propane assets of Irving Oil Limited and Irving Oil Marketing Limited for consideration of $3.4 million.

On May 9, 2008 Winroc acquired the shares of Fackoury's Building Supplies Ltd. and associated entities, a privately held gypsum and related products distributor, for consideration of $21.1 million (net of $2.2 million in cash acquired).

Using the purchase method of accounting for acquisitions, Superior consolidated the assets and liabilities from the acquisitions and included earnings as of the closing date. The allocation of the consideration paid for these acquisitions is as follows:

	Acquisition of Propane Assets	**Acquisition of Fackoury's**	**TOTAL**
Cash consideration paid	3.1	20.9	24.0
Transaction costs	0.3	0.2	0.5
Total consideration	3.4	21.1	24.5
Working capital, net	0.4	3.8	4.2
Property, plant and equipment	1.0	1.0	2.0
Intangible asset	–	1.3	1.3
Goodwill	2.0	15.1	17.1
Future income tax liability	–	(0.1)	(0.1)
	3.4	21.1	24.5

During 2007, Winroc acquired the assets of two gypsum supply dealers, for consideration of $4.3 million.

5. Accounts Receivable and Other

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally with the level of accounts receivable. As at December 31, 2008 proceeds of $100.0 million (December 31, 2007 – $100.0 million) had been received.

Included in accounts receivable and other as at December 31, 2008 is $15.4 million (December 31, 2007 - $15.1 million) of prepaid expenses.

A summary of accounts receivable and other is as follows:

	2008	2007
Accounts receivable trade	**225.5**	241.0
Accounts receivable other	**5.9**	9.7
Prepaid expenses	**15.4**	15.1
Accounts receivable and other	**246.8**	265.8

6. Revolving Term Bank Credits and Term Loans

	Year of Maturity	Effective Interest Rate	**December 31 2008**	December 31 2007
Revolving term bank credits [1]				
Bankers Acceptances ("BA")	2010	Floating BA rate plus applicable credit spread	**168.9**	96.5
LIBOR Loans (US$71.6 million; 2007 – US$66.7 million)	2010	Floating LIBOR rate plus applicable credit spread	**90.1**	65.9
			259.0	162.4
Other Debt				
Notes payable	2009-2010	Prime	**6.2**	6.8
Deferred consideration	2009-2010	Non-interest bearing	**4.8**	7.0
Loan payable	2009-2014	6.3%	**11.8**	5.2
Mortgage payable (2007 – US$1.0 million)	–	7.53%	**–**	1.0
			22.8	20.0
Senior Secured Notes				
Senior secured notes subject to floating interest rates (US$60.0 million; 2007 – US$85.0 million) [2]	2009-2015	Floating LIBOR rate plus 1.7%	**73.5**	84.0
Senior secured notes subject to fixed interest rates (US$100.0 million; 2007 – US$75.0 million) [2]	2009-2015	6.65%	**122.4**	74.1
			195.9	158.1
Total revolving term bank credits and term loans before deferred financing fees			**477.7**	340.5
Deferred financing fees			**(1.9)**	(2.5)
Revolving term bank credits and term loans			**475.8**	338.0
Current maturities			**(13.0)**	(3.9)
Revolving term bank credits and term loans			**462.8**	334.1

(1) Superior and its wholly-owned subsidiaries, Superior Plus US Holdings Inc. and Commercial e Industrial (Chile) Limitada, have revolving term bank credit borrowing capacity of $595.0 million. These facilities are secured by a general charge over the assets of Superior and certain of its subsidiaries. As at December 31, 2008, Superior had $41.5 million of outstanding letters of credit (December 31, 2007 - $31.7 million). The fair value of Superior's revolving term bank credits and other debt approximates its carrying value as a result of the market based interest rates and the short-term nature of the underlying debt instruments.

(2) Senior secured notes (the Notes) totaling US$160.0 million (CDN$195.9 million at December 31, 2008 and CDN$158.1 million at December 31, 2007) are secured by a general charge over the assets of Superior and certain of its subsidiaries. Principal repayments begin in 2009. Management has estimated the fair value of the Notes based on comparisons to treasury instruments with similar maturities, interest rates and credit risk profiles. The estimated fair value of the Notes at December 31, 2008 was CDN$208.0 million (December 31, 2007 – CDN$163.8 million). In conjunction with the issue of the Notes, Superior swapped US$60.0 million (CDN $73.5 million) (December 31, 2007 – US$85.0 million (CDN $84.0 million)) of the fixed rate obligation into a US dollar floating rate obligation. Additionally, at December 31, 2008, Superior has entered into US$60.0 million (December 31, 2007 – US$60.0 million) of foreign currency forward contracts in relation to future principal repayments at a rate of 1.00 US to CDN dollar.

Repayment requirements of the revolving term bank credits and term loans are as follows:

Current portion	13.0
Due in 2010	266.7
Due in 2011	41.6
Due in 2012	41.7
Due in 2013	41.3
Subsequent to 2013	73.4
Total	477.7

7. Convertible Unsecured Subordinated Debentures

Superior has issued two series of Debentures denoted as 5.75% Series 1 and 5.85% Series 1 as follows:

	Series 1	Series 1	Unamortized Discount	Total Carrying Value
Maturity date	December 31, 2012	October 31, 2015		
Interest rate	5.75%	5.85%		
Conversion price per share	$36.00	$31.25		
Debentures outstanding at December 31, 2007	174.9	75.0	(3.3)	246.6
Conversion and repayment/redemption of Debentures and accretion of discount during 2008	–	–	1.0	1.0
Deferred issue costs	(3.9)	(2.0)		(5.9)
Debentures outstanding December 31, 2008	171.0	73.0	(2.3)	241.7
Quoted market value December 31, 2008	141.7	52.5		
Quoted market value December 31, 2007	152.2	67.5		

The Debentures may be converted into shares at the option of the holder at any time prior to maturity and may be redeemed by Superior in certain circumstances. Superior may elect to pay interest and principal upon maturity or redemption by issuing shares to a trustee in the case of interest payments, and to the debenture holders in the case of payment of principal. The number of any shares issued will be determined based on market prices for the shares at the time of issuance.

8. Financial Instruments

The fair value of a financial instrument is the amount of consideration that would be estimated to be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or asking prices, as appropriate, in the most advantageous active market for that instrument to which Superior has immediate access. Where bid and ask prices are unavailable, Superior uses the closing price of the most recent transaction of the instrument. In the absence of an active market, Superior estimates fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as discounted cash flow analysis, using, to the extent possible, observable market-based inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, Superior looks primarily to available readily observable external market inputs including factors such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. With respect to the valuation of ERCO's fixed-price electricity agreements, the valuation of these agreements requires Superior to make assumptions about the long-term price of electricity in electricity markets for which active market information is not available. The impact of the assumption for the long-term forward price curve of electricity has a material impact on the fair value of these agreements. Any changes in the fair values of financial instruments classified or designated as held-for-trading are recognized in net income.

Financial and Non-Financial Derivatives

Description	Notional (1)	Term	Effective Rate	Fair Value as at December 31, 2008	Fair Value as at December 31, 2007
Natural gas financial swaps–NYMEX	25.0 GJ(2)	2009-2011	USD$7.54/GJ	(33.5)	33.4
Natural gas financial swaps–AECO	36.0 GJ(2)	2009-2014	CDN$7.93/GJ	(34.8)	(18.7)
Foreign currency forward contracts, net	$53.2 USD(4)	2009-2015	1.11	(11.5)	(46.0)
Interest rate swaps–USD	$60.0 USD(4)	2013-2015	Floating LIBOR rate plus 1.7%	11.7	2.6
Propane wholesale purchase and sale contracts, net	5.2 USG(5)	2009-2010	$1.67/USG	(1.3)	5.5
ERCO fixed-price electricity purchase agreement	45 MW(3)	2009-2017	$45-$52/MWh	42.1	26.6
SEM electricity swaps	0.5 MWh(6)	2009-2014	$65.69/MWh	(0.9)	(0.4)

(1) Notional values as at December 31, 2008 (2) Millions of gigajoules purchased (3) Mega watts (MW) on a 24/7 continual basis per year purchase (4) Millions of dollars purchased (5) Millions of United States gallons purchased (6) Millions of mega watt hours (MWh)

All financial and non-financial derivatives are designated as held for trading upon their initial recognition.

Description	Current Assets	Long-term Assets	Current Liabilities	Long-term Liabilities
Natural gas financial swaps – NYMEX and AECO	9.5	6.2	46.7	37.3
SEM electricity swaps	0.1	0.8	0.9	0.9
Foreign currency forward contracts, net	7.7	53.9	20.8	52.3
Interest rate swaps	–	11.7	–	–
Propane wholesale purchase and sale contracts	18.1	–	19.4	–
ERCO fixed-price power purchase agreements	6.6	35.5	–	–
As at December 31, 2008	42.0	108.1	87.8	90.5
As at December 31, 2007	48.0	60.4	51.1	54.3

Description	For the three months ended December 31, 2008		For the three months ended December 31, 2007	
	Realized gain (loss)	Unrealized gain (loss)	Realized gain (loss)	Unrealized gain (loss)
Natural gas financial swaps – NYMEX and AECO	(1.8)	(67.7)	(5.1)	29.4
SEM electricity swaps	(0.4)	(1.2)	–	–
Foreign currency forward contracts, net	(6.2)	9.0	(0.9)	0.4
Interest rate swaps	0.6	8.7	–	3.2
Propane wholesale purchase and sale contracts	–	(4.5)	–	3.0
ERCO fixed-price power purchase agreements	4.8	0.7	2.0	(10.3)
Total realized and unrealized gains (losses) on financial and non-financial derivatives	(3.0)	(55.0)	(4.0)	25.7
Foreign currency translation of senior secured notes	–	(26.3)	–	0.7
Foreign currency translation of ERCO royalty assets	–	(2.3)	–	(0.1)
Total realized and unrealized gains (losses)	(3.0)	(83.6)	(4.0)	26.3

Description	For the year ended December 31, 2008 Realized gain (loss)	Unrealized gain (loss)	For the year ended December 31, 2007 Realized gain (loss)	Unrealized gain (loss)
Natural gas financial swaps – NYMEX and AECO	34.7	(66.7)	(14.9)	7.3
SEM electricity swaps	(0.4)	(0.5)	–	(0.4)
Foreign currency forward contracts, net	(16.4)	26.5	(4.5)	(33.3)
Interest rate swaps	2.0	9.0	–	3.8
Propane wholesale purchase and sale contracts	–	(6.8)	–	2.3
ERCO fixed-price power purchase agreements	22.0	15.1	7.6	(0.7)
Total realized and unrealized gains (losses) on financial and non-financial derivatives	41.9	(23.4)	(11.8)	(21.0)
Foreign currency translation of senior secured notes	–	(37.8)	–	27.7
Foreign currency translation of ERCO royalty assets	–	–	–	(4.0)
Total realized and unrealized gains (losses)	41.9	(61.2)	(11.8)	2.7

Non-Derivative Financial Instruments

Superior's accounts receivables have been designated as available for sale due to Superior's accounts receivable securitization program, Superior's accounts payable, distributions and interest payable to shareholders and debenture holders, revolving term bank credits and term loans and debentures have been designated as other liabilities. The carrying value of Superior's cash, accounts receivable, accounts payable, and distributions and interest payable to shareholders and debenture holders approximates their fair value due to the short-term nature of these amounts. The carrying value and the fair value of Superior's revolving term bank credits and term loans, and debentures, is provided in Notes 7 and 8 of the fourth quarter Consolidated Financial Statements.

Financial Instruments – Risk Management

Derivative and non-financial derivatives are used by Superior to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. Superior assesses the inherent risks of these instruments by grouping derivative and non-financial derivatives related to the exposures these instruments mitigate. Superior's policy is not to use derivative or non-financial derivative instruments for speculative purposes. Superior does not formally designate its derivatives as hedges, as a result, Superior does not apply hedge accounting and is required to designate its derivatives and non-financial derivatives as held for trading.

Effective 2008, SEM enters into natural gas financial swaps primarily with Constellation Energy Commodities Group Inc for distributor billed natural gas business in Canada to manage its economic exposure of providing fixed-price natural gas to its customers. Additionally, SEM continues to maintain its historical natural gas swap positions with seven additional counterparties. SEM monitors its fixed-price natural gas positions on a daily basis to monitor compliance with established risk management policies. SEM maintains a substantially balanced fixed-price natural gas position in relation to its customer supply commitments.

SEM enters into electricity financial swaps with two counterparties to manage the economic exposure of providing fixed-price electricity to its customers. SEM monitors its fixed-price electricity positions on a daily basis to monitor compliance with established risk management policies. SEM maintains a substantially balanced fixed-price electricity position in relation to its customer supply commitments.

ERCO has entered into fixed-price electricity purchase agreements to manage the economic exposure of certain of its chemical facilities to changes in the market price of electricity, in markets where the price of electricity is not fixed. Substantially all of the fair value with respect to these agreements is with a single counterparty.

Superior Propane enters into various propane forward purchase and sale agreements with more than twenty counterparties to manage the economic exposure of its wholesale customer supply contracts. Superior Propane monitors its fixed-price propane positions on a daily basis to monitor compliance with established risk management policies. Propane maintains a substantially balanced fixed-price propane gas position in relation to its wholesale customer supply commitments.

Superior, on behalf of its operating divisions, enters into foreign currency forward contracts with ten counterparties to manage the economic exposure of Superior's operations to movements in foreign currency exchange rates. SEM and Superior Propane contract a portion of their fixed-price natural gas, and propane purchases and sales in US dollars and enter into forward US dollar purchase contracts to create an effective Canadian dollar fixed-price purchase cost. ERCO Worldwide enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on production from its Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar debt is also used to mitigate the impact of foreign exchange fluctuations.

Superior has interest rate swaps with a single counterparty to manage the interest rate mix of its total debt portfolio and related overall cost of borrowing. Superior manages its overall liquidity risk in relation to its general funding requirements by utilizing a mix of short-term and longer-term maturity debt instruments. Superior reviews its mix of short-term and longer-term debt instruments on an on-going basis to ensure it is able to meet its liquidity requirements.

Superior utilizes a variety of counterparties in relation to its derivative and non-financial derivative instruments in order to mitigate its counterparty risk. Superior assesses the credit worthiness of its significant counterparties at the inception and throughout the term of a contract. Superior is also exposed to customer credit risk. Superior Propane and Winroc deal with a large number of small customers, thereby reducing this risk. ERCO, due to the nature of its operations, sells its products to a relatively small number of customers. ERCO mitigates its customer credit risk by actively monitoring the overall credit worthiness of its customers. SEM has minimal exposure to customer credit risk as local natural gas and electricity distribution utilities have been mandated, for a nominal fee, to provide SEM with invoicing, collection and the assumption of bad debts risk for residential and small commercial customers. SEM actively monitors the credit worthiness of its industrial customers.

Allowance for doubtful accounts and past due receivables are reviewed by Superior at each balance sheet reporting date. Superior updates its estimate of the allowance for doubtful accounts based on the evaluation of the recoverability of accounts receivable balances of each customer taking into account historic collection trends of past due accounts. Accounts receivable are written-off once it is determined they are not collectable.

Pursuant to their respective terms, trade accounts receivable are aged as follows:

	December 31, 2008	December 31, 2007
Current	150.5	170.9
Past due less than 90 days	67.6	66.0
Past due over 90 days	16.7	9.2
Accounts receivable, total	234.8	246.1

Superior's accounts receivable are stated after deducting a provision of $9.3 million as at December 31, 2008 (2007 - $5.1. million). The movement in the provision for doubtful accounts was as follows:

	December 31, 2008	December 31, 2007
Allowance for doubtful accounts, opening	(5.1)	(2.9)
Bad debt expense, net of recoveries	(8.1)	(4.3)
Written-off	3.9	2.1
Allowance for doubtful accounts, ending	(9.3)	(5.1)

Superior's contractual obligations associated with its financial liabilities are as follows:

	2009	**2010**	**2011**	**2012**	**2013**	**2014 and Thereafter**	**Total**
Revolving term bank credits and term loans	13.0	266.7	41.6	41.7	41.3	73.4	477.7
Convertible unsecured subordinated debentures	–	–	–	–	174.9	75.0	249.9
CDN$ equivalent of US$ foreign currency forward purchase contracts	133.5	69.7	6.0	–	–	60.0	269.2
US$ foreign currency forward sales contracts (US$)	92.2	78.4	12.0	–	–	–	182.6
Fixed-price electricity purchase commitments	17.7	17.7	17.7	17.7	17.7	70.8	159.3
CDN$ natural gas purchases	50.1	43.7	7.6	5.0	3.6	–	110.0
US$ natural gas purchases (US$)	98.8	46.8	2.3	–	–	–	147.9
CDN$ propane purchases	1.2	–	–	–	–	–	1.2
US$ propane purchases (US$)	32.0	0.5	–	–	–	–	32.5

Superior's contractual obligations are considered to be normal course operating commitments and do not include the impact of mark-to-market fair values on financial and non-financial derivatives. Superior expects to fund these obligations through a combination of cash flow from operations, proceeds on revolving term bank credits and proceeds on the issuance of share capital.
Superior's financial instruments' sensitivity to changes in foreign currency exchange rates, interest rates and various commodity prices and the impact to net earnings are detailed below:

	Year ended December 31, 2008
Increase (decrease) to net earnings of a $0.01 increase in the CDN$ to the US$	0.9
Increase (decrease) to net earnings of a 0.5% increase in interest rates	(1.3)
Increase (decrease) to net earnings of a $0.40/GJ increase in the spot price of natural gas	24.0
Increase (decrease) to net earnings of a $0.04/litre increase in the spot price of propane	0.8
Increase (decrease) to net earnings of a $1.00/KwH increase in the spot price of electricity	2.2

The calculation of Superior's sensitivity to changes in foreign currency exchange rates, interest rates and various commodity prices represent the change in fair value of the financial instrument without consideration of the value of the underlying variable, for example, the underlying customer contracts. The recognition of the sensitivities identified above would have impacted Superior's unrealized gain (loss) on financial instruments and would not have had a material impact on Superior's cash flow from operations.

9. Income Taxes

On December 31, 2008, Superior converted from a publicly traded income trust to a publicly traded corporation by way of a plan of arrangement with Ballard Power Systems Inc. (Ballard) for cash consideration of $46.3 million. The transaction resulted in Superior increasing its tax basis by approximately $1,013.0 million. As such, Superior's calculation of current and future income taxes for the year ended December 31, 2008 is based on the conversion to a corporate structure effective December 31, 2008, whereas Superior's calculation of current and future income taxes for the year ended December 31, 2007 is based on Superior being a publicly traded income trust. Consistent with prior periods, Superior recognizes a provision for income taxes for its subsidiaries that are subject to current and future income taxes, including United States income tax, United States non-resident withholding tax and Chilean income tax.

Total income tax expense/recovery, comprised of current and future taxes for the three and twelve months ended December 31, 2008 was a $15.8 million recovery and a $9.9 million expense, compared to a $9.3 million expense and a $5.1 million recovery for the comparative periods, respectively. Income taxes were impacted by Superior's conversion to a corporation on December 31, 2008 and unrealized gains and losses on financial instruments. For the three and twelve months ended December 31, 2008 future income tax recoveries from operations in Canada, the United States and Chile were $19.4 million and $3.9 million, respectively, compared to a future income tax expense (recovery) of $7.4 million and ($10.4) million for the comparative periods, respectively.

10. Shareholders' Equity

Authorized

Superior is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. The holders of common shares are entitled to dividends if, as and when declared by the board of directors; to one vote per share at meetings of the holders of common shares; and upon liquidation, dissolution or winding up of Superior to receive pro rata the remaining property and assets of Superior, subject to the rights of any shares having priority over the common shares of which none are outstanding.

Preferred shares are issuable in series with each class of preferred share having such rights as the board of directors may determine. Holders of preferred shares are entitled, in priority of holders of common shares, to be paid rateably with holders of each other series of preferred shares the amount of accumulated dividends, if any, specified to be payable preferentially to the holders of such series upon liquidation, dissolution or winding up of Superior to be paid rateably with holders of each other series of preferred shares the amount, if any, specified as being payable preferentially to holders of such series. Superior does not have any preferred shares outstanding.

	Issued Number of Common Shares (Millions) (1)	Shareholders' Equity (1)
Unitholders' equity, December 31, 2006	85.5	595.6
Distribution reinvestment program	2.0	25.3
Conversion of 8%, Series I Debentures ($0.7 million converted at $16 per trust share)	–	0.7
Transitional adjustment to accumulated other comprehensive income (loss) upon implementation of financial instruments	–	(18.1)
Cumulative impact of deficit upon implementation of financial instruments	–	30.6
Other comprehensive income (loss)	–	(2.3)
Net earnings	–	119.8
Dividends/Distributions to Shareholders (2)	–	(134.9)
Unitholders' equity, December 31, 2007	**87.5**	**616.7**
Distribution reinvestment program	0.8	8.9
Cumulative impact of implementing revised inventory standard	–	1.2
Net earnings	–	67.7
Other comprehensive income	–	21.9
Dividends/Distributions to Shareholders (2)	–	(142.2)
Shareholders' equity, December 31, 2008	**88.3**	**574.2**

(1) On December 31, 2008, Superior redeemed its outstanding trust units in exchange for shares as a result of its conversion from a publicly traded income trust to a publicly corporation. (See Note 1(a)).
(2) Dividends/distributions to shareholders are declared at the discretion of Superior.

Shareholders' capital, deficit and accumulated other comprehensive income (loss) as at December 31, 2008 and December 31, 2007 consists of the following components:

	2008	2007
Shareholders' capital		
Share capital	**1,372.1**	1,362.0
Conversion feature on warrants and convertible debentures	**3.6**	4.8
	1,375.7	1,366.8
Accumulated deficit		
Retained earnings from operations	**531.6**	463.9
Cumulative impact to deficit upon implementation of new accounting requirements for inventory (Note 1(b))	**1.2**	–
Accumulated distributions	**(1,335.9)**	(1,193.7)
	(803.1)	(729.8)
Accumulated other comprehensive income (loss)		
Balance at beginning of period	**(20.3)**	–
Transitional adjustment upon implementation of financial instruments	–	(18.0)
Unrealized foreign currency gains (losses) on translation of self-sustaining foreign operations	**30.1**	(13.5)
Reclassification of derivative gains and losses previously deferred	**(8.2)**	11.2
	1.6	(20.3)

As at December 31, 2008, Superior had nil share/trust unit warrants outstanding (December 31, 2007 – 2.3 million). The share/trust unit warrants, exercisable at $20 per share/trust unit warrant expired on May 8, 2008.

Additional Capital Disclosures

Superior's objectives when managing capital are: (i) to maintain a flexible capital structure to preserve its ability to meet its financial obligations, including potential obligations from acquisitions; and (ii) safeguard Superior's assets while at the same time maximizing the growth of its businesses and returns to its shareholders.

In the management of capital, Superior includes shareholders' equity (excluding accumulated other comprehensive income) (AOCI), current and long-term debt, convertible debentures, securitized accounts receivable and cash and cash equivalents.

Superior manages its capital structure and makes adjustments in light of changes in economic conditions and nature of the underlying assets. In order to maintain or adjust the capital structure, Superior may adjust the amount of dividends to Shareholders, issue additional share capital, issue new debt or convertible debentures, issue new debt or convertible debentures with different characteristics and/or increase or decrease the amount of securitized accounts receivable.

Superior monitors its capital based on the ratio of senior debt outstanding to net earnings before interest, taxes, depreciation, amortization and other non-cash expenses (EBITDA), as defined by its revolving term credit facility, and the ratio of total debt outstanding to EBITDA. Superior's reference to EBITDA as defined by its revolving term credit facility may be referred to as compliance EBITDA in other public reports of Superior.

Superior is subject to various financial covenants in its credit facility agreements, including senior debt and total debt to EBITDA ratios, which are measured on a quarterly basis. As at December 31, 2008 and December 31 2007, Superior was in compliance with all of its financial covenants.

Superior's financial objectives and strategy related to managing its capital as described above have remained unchanged from the prior fiscal year. Superior believes that its debt to EBITDA ratios are within reasonable limits, in light of Superior's size, the nature of its businesses and its capital management objectives.

The capital structure of the Superior and the calculation of its key capital ratios are as follows:

	December 31, 2008	December 31, 2007
Total shareholders' equity	**574.2**	616.7
Exclude accumulated other comprehensive loss (income)	**(1.6)**	20.3
Shareholders' equity (excluding AOCI)	**572.6**	637.0
Current portion of term loans	**13.0**	3.9
Revolving term bank credits and term loans [(1)]	**464.7**	336.6
Accounts receivable securitization program	**100.0**	100.0
Total senior debt	**577.7**	440.5
Convertible unsecured subordinated debentures [(1)]	**247.6**	247.3
Total debt	**825.3**	687.8
Cash	**(16.1)**	(14.1)
Total capital	**1,381.8**	1,310.7

	Twelve months ended December 31 2008	Twelve months ended December 31 2007
Net earnings from continuing operations	**67.7**	119.4
Adjusted for:		
Interest on revolving term bank credits and term loans	**23.7**	25.2
Interest on convertible unsecured subordinated debentures	**14.8**	19.5
Realized gains on interest rate swaps	**(2.0)**	–
Accretion of convertible debenture issue costs	**1.4**	2.8
Amortization of property, plant and equipment	**18.3**	57.6
Amortization included in cost of sales	**38.9**	–
Amortization of intangible assets	**5.3**	4.9
Income tax expense (recovery)	**9.9**	(5.1)
Unrealized (gains) losses on financial instruments	**61.2**	(2.7)
Management internalization costs	–	0.5
Gain on sale of facility	**(4.0)**	–
Superior Propane non-cash pension expense	**2.4**	1.7
Proforma impact of acquisitions	**2.5**	–
EBITDA (2) (3)	**240.1**	223.8

	Target	December 31, 2008	December 31, 2007
Senior debt to EBITDA(2)	**1.5:1 – 2.0:1**	**2.4:1**	2.0:1
Total debt to EBITDA(2)	**2.5:1 – 3.0:1**	**3.4:1**	3.1:1

(1) Revolving term bank credits and term loans and convertible unsecured subordinated debentures are before deferred issue costs.
(2) EBITDA, as defined by Superior's revolving term credit facility, is calculated on a trailing twelve month basis taking into consideration the proforma impact of acquisitions and dispositions in accordance with the requirements of Superior's credit facility. Superior's calculation of EBITDA and debt to EBITDA may differ from those of similar entities.
(3) See "Non-GAAP Financial Measures" for additional details.

11. Net Earnings (Loss) per Share

	Three months ended December 31, 2008	Three months ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2007
Net earnings per share computation, basic and diluted (1)				
Net earnings (loss) from continuing operations	**(19.9)**	64.5	**67.7**	119.4
Net earnings from discontinued operations	–		–	0.4
Net earnings (loss)	**(19.9)**	64.5	**67.7**	119.8
Weighted average shares outstanding	**88.4**	87.3	**88.3**	86.5
Net earnings (loss) from continuing operations per share, basic and diluted	**\$(0.23)**	\$0.74	**\$0.77**	\$1.38
Net earnings from discontinued operations per share, basic and diluted	**\$ –**	–	**\$ –**	–
Net earnings (loss) per share, basic and diluted	**\$(0.23)**	\$0.74	**\$0.77**	\$1.38

(1) All outstanding trust unit options and warrants were excluded from this calculation as they were anti-dilutive.

12. Business Segments

Superior operates four distinct business segments: a propane distribution and related services business operating under the Superior Propane trade name; a specialty chemicals manufacturer operating under the ERCO Worldwide trade name (ERCO); a construction products distribution business operating under the Winroc trade name; and a fixed-price energy services business operating under the Superior Energy Management trade name (SEM). Superior's corporate office arranges intersegment foreign exchange contracts from time to time between its business segments. Realized gains and losses pertaining to intersegment foreign exchange gains and losses are eliminated under the Corporate cost column.

For the three months ended December 31, 2008	Superior Propane	ERCO	Winroc	SEM	Corporate	Total Consolidated
Revenues	335.2	122.6	124.1	76.6	–	658.5
Cost of products sold	(238.1)	(73.5)	(83.3)	(67.5)	–	(462.4)
Realized gains (losses) on financial instruments	(2.4)	2.5	–	(3.7)	0.6	(3.0)
Gross profit	94.7	51.6	40.8	5.4	0.6	193.1
Expenses						
Operating and administrative	55.9	28.8	27.3	6.9	12.1	131.0
Amortization of property, plant and equipment	1.1	1.1	1.1	–	–	3.3
Amortization of intangible assets	–	1.3	0.1	0.1	–	1.5
Interest on revolving term bank credits and term loans	–	–	–	–	5.5	5.5
Interest on convertible unsecured subordinated debentures	–	–	–	–	3.6	3.6
Accretion of convertible debenture issue costs	–	–	–	–	0.3	0.3
Unrealized (gains) losses on financial instruments	4.5	1.5	–	68.9	8.7	83.6
	61.5	32.7	28.5	75.9	30.2	228.8
Net earnings (loss) before income taxes	33.2	18.9	12.3	(70.5)	(29.6)	(35.7)
Income tax recovery (expense)	–	–	–	–	15.8	15.8
Net Earnings (Loss)	33.2	18.9	12.3	(70.5)	(13.8)	(19.9)

For the three months ended December 31, 2007	Superior Propane	ERCO	Winroc	SEM	Corporate	Total Consolidated
Revenues	357.3	110.9	125.4	76.9	–	670.5
Cost of products sold	(268.7)	(63.4)	(91.0)	(57.6)	–	(480.7)
Realized gains (losses) on financial instruments	0.7	7.2	–	(11.9)	–	(4.0)
Gross profit	89.3	54.7	34.4	7.4	–	185.8
Expenses						
Operating and administrative	50.8	31.6	23.9	4.6	1.5	112.4
Amortization of property, plant and equipment	2.0	10.0	1.0	–	–	13.0
Amortization of intangible assets	–	1.1	–	–	–	1.1
Interest on revolving term bank credits and term loans	–	–	–	–	6.5	6.5
Interest on convertible unsecured subordinated debentures	–	–	–	–	4.2	4.2
Accretion of convertible debenture issue costs	–	–	–	–	1.1	1.1
Unrealized (gains) losses on financial instruments	(3.0)	11.2	–	(29.4)	(5.1)	(26.3)
	49.8	53.9	24.9	(24.8)	8.2	112.0
Net earnings (loss) before income taxes from continuing operations	39.5	0.8	9.5	32.2	(8.2)	73.8
Income tax recovery (expense)	–	–	–	–	(9.3)	(9.3)
Net earnings (loss) from continuing operations	39.5	0.8	9.5	32.2	(17.5)	64.5
Net earnings from discontinued operations (Note 3)						–
Net Earnings (Loss)						64.5

For the year ended December 31, 2008	Superior Propane	ERCO	Winroc	SEM	Corporate	Total Consolidated
Revenues	1,170.4	469.7	523.6	323.6	–	2,487.3
Cost of products sold	(863.3)	(305.2)	(382.9)	(308.7)	–	(1,860.1)
Realized gains (losses) on financial instruments	(2.8)	26.0	–	16.7	2.0	41.9
Gross profit	304.3	190.5	140.7	31.6	2.0	669.1
Expenses						
Operating and administrative	209.9	112.9	103.3	25.1	19.6	470.8
Amortization of property, plant and equipment	12.4	2.0	3.9	–	–	18.3
Amortization of intangible assets	–	4.5	0.5	0.3	–	5.3
Interest on revolving term bank credits and term loans	–	–	–	–	23.7	23.7
Interest on convertible unsecured subordinated debentures	–	–	–	–	14.8	14.8
Gain on disposal of facility	–	(4.0)	–	–	–	(4.0)
Accretion of convertible debenture issue costs	–	–	–	–	1.4	1.4
Unrealized (gains) losses on financial instruments	6.8	(15.2)	–	67.2	2.4	61.2
	229.1	100.2	107.7	92.6	61.9	591.5
Net earnings (loss) before income taxes	75.2	90.3	33.0	(61.0)	(59.9)	77.6
Income tax recovery (expense)	–	–	–	–	(9.9)	(9.9)
Net Earnings (Loss)	75.2	90.3	33.0	(61.0)	(69.8)	67.7

For the year ended December 31, 2007	Superior Propane	ERCO	Winroc	SEM	Corporate	Total Consolidated
Revenues	1,075.7	442.1	512.3	320.4	–	2,350.5
Cost of products sold	(782.7)	(255.6)	(382.5)	(256.1)	–	(1,676.9)
Realized gains (losses) on financial instruments	1.2	21.2	–	(34.2)	–	(11.8)
Gross profit	294.2	207.7	129.8	30.1	–	661.8
Expenses						
Operating and administrative	196.9	120.8	93.1	18.4	10.5	439.7
Amortization of property, plant and equipment	15.7	38.0	3.9	–	–	57.6
Amortization of intangible assets	–	4.6	0.3	–	–	4.9
Interest on revolving term bank credits and term loans	–	–	–	–	25.2	25.2
Interest on convertible unsecured subordinated debentures	–	–	–	–	19.5	19.5
Accretion of convertible debenture issue costs	–	–	–	–	2.8	2.8
Management internalization costs	–	–	–	–	0.5	0.5
Unrealized (gains) losses on financial instruments	(2.3)	5.5	–	(6.9)	1.0	(2.7)
	210.3	168.9	97.3	11.5	59.5	547.5
Net earnings (loss) before income taxes from continuing operations	83.9	38.8	32.5	18.6	(59.5)	114.3
Income tax recovery (expense)	–	–	–	–	5.1	5.1
Net earnings (loss) from continuing operations	83.9	38.8	32.5	18.6	(54.4)	119.4
Net earnings from discontinued operations (Note 3)						0.4
Net Earnings						119.8

Total Assets, Net Working Capital, Acquisitions and Purchase of Property, Plant and Equipment

	Superior Propane	ERCO	Winroc	SEM	Corporate	Total Consolidated
As at December 31, 2008						
Net working capital	69.2	27.6	76.5	4.8	(9.2)	168.9
Total assets	658.2	618.3	211.3	69.5	469.6	2,026.9
As at December 31, 2007						
Net working capital	73.9	19.0	65.7	8.8	5.6	173.0
Total assets	663.0	533.1	195.2	115.2	36.3	1,542.8
For the three months ended December 31, 2008						
Acquisitions	–	–	–	–	–	–
Purchase of property, plant and equipment	3.6	41.4	0.2	1.1	–	46.3
For the three months ended December 31, 2007						
Acquisitions	–	–	2.9	–	–	2.9
Purchase of property, plant and equipment	1.7	5.9	0.1	0.3	–	8.0
For the year ended December 31, 2008						
Acquisitions	3.4	–	21.1	–	–	24.5
Purchase of property, plant and equipment	8.2	72.2	1.8	2.0	–	84.2
For the year ended December 31, 2007						
Acquisitions	–	–	4.3	–	–	4.3
Purchase of property, plant and equipment	4.1	14.7	2.0	1.5	–	22.3

Geographic Information

	Canada	United States	Other	Total Consolidated
Revenues for the three months ended December 31, 2008	546.5	88.7	23.3	658.5
Revenue for the year ended December 31, 2008	2,056.0	348.0	83.3	2,487.3
Property, plant and equipment as at December 31, 2008	391.8	92.4	69.6	553.8
Goodwill as at December 31, 2008	454.6	18.1	-	472.7
Total assets as at December 31, 2008	1,761.1	188.7	77.1	2,026.9
Revenues for the three months ended December 31, 2007	572.4	77.5	20.6	670.5
Revenues for the year ended December 31, 2007	1,929.1	346.4	75.0	2,350.5
Property, plant and equipment as at December 31, 2007	428.1	28.8	57.5	514.4
Goodwill as at December 31, 2007	437.2	14.6	-	451.8
Total assets as at December 31, 2007	1,360.2	117.8	64.8	1,542.8

COPY

Superior Plus

Heather McMaster
Corporate / Legal Administrator
Direct Telephone: (403) 218-2968
Direct Facsimile: (403) 218-2973
E-mail: hmcmaster@superiorplus.com

February 23, 2009

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

Dear Sir or Madam:

Re: Superior Plus (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find the press releases "Superior Plus Announces Strong 2008 Annual Financial Results and Solid Fourth Quarter Performance".

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Corp.

HMcMaster

Heather McMaster
Corporate / Legal Administrator

/enc.